Form 10KSB, Exhibit 13
period 1996-12-30
N-VISION INC
filed 1997-03-28
CIK 940518

Exhibit 13

[n-Vision Logo] MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                RESULTS OF OPERATIONS

Some   statements  in  this   Management's   Discussion  and Analysis   contain
forward-looking information that involve a number of risks and uncertainties, the possible realization of which could have material adverse effects on the Company's operating results. Factors that may cause actual results to differ materially include: development of new products and rapid change in technology that may displace products sold by the Company; the highly competitive market in which the Company operates; the Company's dependence upon a limited number of suppliers for the availability of components used in its products; fluctuations in the Company's quarterly results of operations and in the timing of orders from customers; and other risk factors listed from time to time in the Company's SEC filings including but not limited to the SB-2 Registration Statement dated May 28, 1996.

General

n-Vision, Inc. ("Company"), a Delaware Corporation, designs, develops, manufactures, and markets state-of-the-art, proprietary 3D immersive displays for use in advanced visualization applications. The Company's products and systems are marketed worldwide, but principally to customers in North America, Europe, and the Pacific Rim, e.g., U.S. Air Force, NASA Langley Research Center, Lockheed Martin, Silicon Graphics, Inc., UK Defense Research Establishment (Farnborough), Volvo, Volkswagen, Daimler-Benz, Thomson CSF, KPMG Peat Marwick, Rockwell international, The University of Illinois, and Raytheon among others.

   At the beginning of the current fiscal year, the Company was focused on manufacturing and marketing the Datavisor 10x, a high performance Head Mounted Display (HMD). The Company completed and began marketing the second generation HMD's, the Datavisor HiRes and the Datavisor VGA. The Datavisor HiRes is an opto mechanical concept first used in the Datavisor 10x and offers additional features at a reduced cost. The Datavisor VGA includes the new features and utilizes special electronics to address the lower resolution needs of the less powerful workstations and PC's that operate in the VGA environment. The product was developed to maintain and expand the Company's position in the high end of the commercial display market as well as to create an upward path for the existing user base. The Company also completed development of the Virtual Binoculars, a hand-held display device available in both a high resolution format and a VGA format. This product appears to have a potential market in military and ship training systems. A fourth product introduced during the third quarter was the Datavisor 80. The Datavisor 80 maintains the high resolution capability but offers an expanded field of view, up to 120(degree). The first model was delivered to NASA in November 1996 and a second unit was delivered in early January, 1997. In December 1996 the Company entered the under $10,000 end of the market by announcing an agreement with Virtuality plc of England to resell the Visette Pro, an LCD based head mounted display, worldwide.

Results of Operations
Year Ended December 1996 Compared to December 31, 1995

For the year ended December 31, 1996, the Company reported revenue of $1,095,894 from the sale of 24 units of its VR products and systems, a 75% increase from the prior year where the Company reported revenue of $626,763 on the sale of 14 units. The increase in revenue was primarily the result of the introduction of new products offering additional features at a reduced cost. The Company's geographic revenue mix shifted toward domestic operations in 1996. Revenues from international operations represented 26% of total revenues in 1996 versus 53% in 1995. The Company has initiated a reformulated distribution strategy for Europe combined with a more diverse range of products. Management anticipates revenue growth to continue as the Company markets its products both domestically and internationally and product recognition is established. Backlog plus sales to date as of March 14, 1997 totaled approximately $580,000.

   The Company's gross margin on sales for the year ended December 31, 1996 increased to 43% compared to 38% for the same period in 1995. Management does not necessarily believe that this increase constitutes a trend at the current level of production and sales. Management fully expects the gross margin to remain volatile on a quarter by quarter basis as reflected on the interim financial statements for the year ended December 31, 1996. Gross margins vary from a high of 62% in the first quarter of 1996 to a low of 12% in the fourth quarter of 1996. This volatility could be seen in 1995 as well. At the current level of sales and production, variances and inefficiencies may impact the gross margin and may continue to do so until production levels increase and a full scale assembly style production line is established. At such a time, it may be that economies of scale can be established which could drive down the cost of production thus increasing gross margins. Management can make no determination at present at what level production costs will begin to stabilize or decrease.

   Another factor contributing to changing margins is the product mix. During the year, competitive factors influenced the Company's decision to lower the price of the Datavisor HiRes, causing margins to slip in the second half of the year. The introduction of the Datavisor 80, a high cost/margin product, may help to increase margins in the coming year, however, this may be offset by increased sales of the Datavisor VGA, a low cost/margin product. The Datavisor VGA and the Datavisor 80 were both introduced in the last six months of 1996. Management can make no determination at present as to the product mix in the future.

A third factor which may contribute to changing margins is the dependence on resellers in the international market. Resellers are typically given a discount of 15 to 30 percent, depending on volume, so as to encourage sales. During 1996,
new  resellers  were  established  in  the European   Community.   The  Company
anticipates establishing additional resellers in 1997 and 1998 so as to further promote the products both domestically and internationally. Further emphasis on resellers may contribute to decreasing margins in the future but may be partially offset by an increase in productivity as production levels increase.

General and administrative costs decreased to $753,200 in 1996 from $829,085 in 1995. This decrease was primarily due to an $81,000 charge incurred by the Company for an uncollectible receivable from a distressed distributor in 1995. Otherwise, general and administrative costs would have increased marginally which is to be expected as the Company expands its operations. The Company expects that such expenses will increase to support the growth and expansion of the business.

Marketing and sales expenses increased to $287,694 in 1996 from $273,438 in 1995. The increase can be attributed to increased promotional activities related to the introduction of new products during the last six months of the year. The Company intends to increase its advertising and trade show budgets so as to further promote the Company and its products within the industry. Management believes that establishing a reputation of quality and performance is crucial for the long-term success of the Company. This is especially important in the early stages of the industry so as to prevent competitors with greater resources from effectively entering and dominating the market. Management intends to invest significantly in marketing so as to strategically position the Company and its products in the near term.

Product development expenses increased to $592,799 in 1996 from $556,407 in 1995. The increase is attributable to increased investment in developing new products such as the Datavisor VGA and the Datavisor 80 both introduced in 1996. Other costs reflect customizing current commercial products for specific user defined applications, specifically in the military training and simulation markets. The Company expects to increase funding for new products and product development so as to remain in a strong competitive position and to provide a complete range of products for all price and performance levels. These costs may be partially funded by customers requiring custom applications of the Company's products and technology.


Non-Operating expenses increased to $3,462,925 in 1996 from $710,561 in 1995 and are not fully comparable from period to period because of certain one-time financing charges during both periods. In March 1996, the Company borrowed $250,000 from three nonaffiliated persons under three separate 8% convertible promissory notes, convertible into 750,000 shares of the Company's common stock at the option of the shareholders. In April 1996, the three shareholders elected to convert their notes. Because of the conversion feature of the notes was granted at a price substantially below the initial public offering price, financing expense of $3,500,000 was accrued during the period from the date of the notes payable and the date of the public offering with a corresponding credit to paid-in capital. In 1995, the Company accrued $559,245 as an unrealized offering expense from its first attempted but unsuccessful initial public offering.

Adjusting for the one-time expenses in both years, the Company had a positive net interest margin in 1996 of $37,075 compared to an interest expense of $151,316 in 1995. Interest was earned on proceeds from the initial public offering for approximately seven months in 1996 while no such revenue was recognized in 1995. Furthermore, interest was accrued in 1995 and subsequently paid in 1996 on three notes payable to Advanced Technology Systems. As of December 31, 1996 the notes were either forgiven, converted into common stock, or paid down significantly with the proceeds of the initial public offering. (See NOTE F of Financial Statements for further information.) The Company expects to continue to have a positive net interest margin during 1997.

In 1996, tax benefits associated with the Company's net operating loss were fully reserved due to uncertainty of recoverability. The Company's provision for income taxes in 1995 reflects a tax benefit derived primarily from the refund of taxes paid in 1994 resulting from the carryback of a portion of the 1995 net operating loss.

Liquidity and Capital Resources

Working capital totaled $4,232,653 as of December 31, 1996 compared to a working capital deficit of $1,267,610 on December 31, 1995. The increase in working capital is due primarily to an initial public offering of the Company's common stock in May of 1996. Proceeds from the offering, net of expenses, totaled $5,945,135 from which $825,461 in short term debt and accrued interest was retired. The Company believes that the current level of working capital should provide sufficient liquidity to fund its operations through the current year which includes the previously described increase in the areas of product development, marketing, and administration of the Company.

   Longer term cash requirements, other than normal operating expenses are anticipated for the development of new products, enhancement of existing products, financing of anticipated growth, and the possible acquisitions of related businesses and technologies. The Company believes that the current level of working capital is sufficient to satisfy the anticipated cash requirements through the end of 1998, barring a major acquisition. Should the Company expand far in excess of anticipated growth, the conversion of 1,380,000 Class A warrants may provide a built in financing mechanism, should the conversion requirements be met. The warrants may be exercised during a four year period commencing May 29, 1997 unless redeemed by the Company. The Company, however, can make no assurances that investors would elect to exercise the warrants or that the required conversion price can be reached. Until operations improve and the Company obtains additional underwriting support to replace Stratton Oakmont Inc., the Company's ability to generate proceeds from the conversion may be affected. Stratton Oakmon Inc., the principal market maker and underwriter of the Company's securities, was barred from the exchange on December 6, 1996. Additionally, the Company is in the process of negotiating a bank line of credit with its primary financial institution.

Income Taxes

The Company is organized as a C Corporation and pays income taxes based upon accrual based taxable income adjusted for differences in the timing of reporting certain expenses for tax and financial statement purposes. The Company's income taxes payable, if any, that may arise in the future may be offset by credits available for certain research and development expenditures incurred.

   As of December 31, 1996, the Company had a net operating loss carryforward available to offset future taxable income of approximately $1,495,000 available to offset future taxable income generated through 2010. In the event of a change in control of the Company, the use of all or a portion of the net operating loss may be limited.

Impact of Inflation

The Company does not believe that inflation has had a material adverse effect on sales or income during the past two years. Increases in supplies or other operating costs may adversely affect the Company's operations.

Seasonality

Based on its limited experience to date, the Company believes that its future operating results will not be subject to seasonal changes. Such effects, should they occur, may be apparent in the Company's operating results during a period of expansion. However, the Company can make no assurances that its business can be significantly expanded.

[n-Vision Logo] REPORT OF INDEPENDENT CERTIFIED
                PUBLIC ACCOUNTANTS

Board of Directors
n-Vision, Inc.

We have audited the accompanying balance sheet of n-Vision, Inc., as of December 31, 1996, and the related statements of operations, stockholders' equity (deficit) and cash flows for the two years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of n-Vision, Inc., as of December 31, 1996, and the results of its operations and its cash flows for the two years in the period then ended, in conformity with generally accepted accounting principles.

                                         /s/ Grant Thornton LLP

Vienna, Virginia
February 18, 1997

[n-Vision Logo] BALANCE SHEET


December 31, 1996
----------------------------------------------------------------------------------------------------------------
Current Assets
   Cash                                                                                              $ 2,422,839
   Investments                                                                                         1,250,000
   Accounts receivable
      Trade                                                                                              194,910
      Officer and employee travel advances                                                                48,731
   Income taxes receivable                                                                                17,389
   Inventories                                                                                           716,590
   Prepaid expenses                                                                                        1,943
----------------------------------------------------------------------------------------------------------------
      Total Current Assets                                                                             4,652,402
Property and Equipment, net                                                                              302,745
Other Assets
   Organization costs, net of amortization                                                                40,585
----------------------------------------------------------------------------------------------------------------
                                                                                                     $ 4,995,732
                                                                                                     ===========
Liabilities and Stockholders' Equity
Current Liabilities
   Current maturities of note payable to Advanced Technology Systems, Inc.                           $   120,000
   Current portion of capital lease obligation                                                            21,554
   Accounts payable                                                                                       52,131
   Accrued salaries and vacation                                                                          81,950
   Deferred revenue and accrued warranty costs                                                           144,114
----------------------------------------------------------------------------------------------------------------
      Total Current Liabilities                                                                          419,749
Long-Term Liabilities
   Note payable--Advanced Technology Systems, Inc.                                                       480,000
   Capital lease obligation--net of current portion                                                       27,334
Commitments and Contingencies                                                                               --
Stockholders' Equity
   Common stock, $.01 par value; 25,000,000 shares authorized; 5,312,625 issued and outstanding           53,126
   Common stock subscriptions and notes receivable                                                       (91,722)
   Paid-in capital                                                                                    10,529,492
   Accumulated deficit                                                                                (6,422,247)
----------------------------------------------------------------------------------------------------------------
      Total Stockholders' Equity                                                                       4,068,649
----------------------------------------------------------------------------------------------------------------
                                                                                                     $ 4,995,732
                                                                                                     ===========

The accompanying notes are an integral part of this statement.

[n-Vision Logo] STATEMENTS OF OPERATIONS

Year ended December 31,                             1996              1995
----------------------------------------------------------------------------
Sales                                            $1,095,894       $  626,763
Cost of Sales                                       621,142          390,466
----------------------------------------------------------------------------
Gross Margin                                        474,752          236,297
Operating Expenses
   General and administrative                       753,200          829,085
   Marketing and sales                              287,694          219,407
   Product development                              592,799          556,402
----------------------------------------------------------------------------
Loss from Operations                             (1,158,941)      (1,368,597)
Non-Operating Income (Expense)
   Interest income                                  156,244                -
   Unrealized offering expenses                           -         (559,245)
   Interest expense--bridge financing            (3,500,000)               -
   Interest expense--notes payable                 (119,169)        (151,316)
----------------------------------------------------------------------------
Loss Before Income Taxes                         (4,621,866)      (2,079,158)
Income Tax Benefit                                        -           91,000
----------------------------------------------------------------------------
Net Loss                                        $(4,621,866)     $(1,988,158)
                                                ============     ===========
Weighted Average Shares Outstanding               4,698,856        3,191,368
                                                ============     ===========
Loss Per Share                                  $      (.98)     $      (.62)
                                                ============     ===========

The accompanying notes are an integral part of this statement.

[n-Vision Logo] STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)


Years ended December 31, 1996 and 1995
----------------------------------------------------------------------------------------------------------------
                                                           Common
                                                            Stock
                                                        Subscriptions    Paid-in      Accumulated
                                              Common      and Notes      Capital       Earnings
                                               Stock     Receivable   (Deficiency)     (Deficit)         Total
---------------------------------------------------------------------------------------------------------------
Balance, January 1, 1995                    $ 28,487      $ (28,487) $ (1,008,664)   $   187,777     $ (820,887)
Forgiveness of Note Payable
   to Advanced Technology Systems, Inc.           -              -        500,000             -         500,000
Issuance of Stock for Notes
   Receivable and Related Interest             1,513       (671,877)      636,925             -         (33,439)
Provision for Contributed
   Stockholder/Officers Services                  -              -        312,500             -         312,500
Net Loss                                          -              -             -      (1,988,158)    (1,988,158)
---------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                    30,000       (700,364)      440,761     (1,800,381)    (2,029,984)
Cancellation of Shareholder
   Notes Receivable in Exchange
   for Common Stock                           (1,324)       612,413      (611,089)            -              -
Interest on Shareholder
   Notes Receivable                               -         (29,722)           -              -         (29,722)
Conversion of Note Payable
   to Advanced Technology Systems, Inc.,
   to Common Stock                             2,000             -        998,000             -       1,000,000
Conversion of Bridge Loans
   Payable to Shares and Associated
   Financing Expense                           7,500             -      3,742,500             -       3,750,000
Issuance of Common
   Stock and Warrants                         14,950             -      5,930,185             -       5,945,135
Proceeds on Subscriptions
   Receivable for Stock                           -          25,951         6,180             -          32,131
Provision for Contributed
   Stockholder/Officer Services                   -              -         22,955             -          22,955
Net Loss                                          -              -             -      (4,621,866)    (4,621,866)
---------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                  $ 53,126      $ (91,722) $ 10,529,492    $(6,422,247)   $ 4,068,649
                                            ========      =========  ============    ===========    ===========

The accompanying notes are an integral part of this statement.

[n-Vision Logo] STATEMENTS OF CASH FLOWS


Year ended December 31,                                                                1996              1995
---------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash
Cash Flows from Operating Activities
   Net loss                                                                       $ (4,621,866)     $(1,988,158)
---------------------------------------------------------------------------------------------------------------
   Adjustments to reconcile net loss to net cash used in operating activities
      Interest expense associated with convertible notes payable                     3,500,000               -
      Provision for contributed stockholder/officers services                           22,955          312,500
      Accrued interest on shareholders' notes payable                                  (29,722)              -
      Depreciation and amortization                                                     63,735           69,151
      Loss on disposal of fixed assets                                                   1,636               -
      Changes in assets and liabilities
         (Increase) decrease in accounts receivable--trade                             (65,649)         474,039
         Decrease (increase) in income tax receivable                                   83,974         (101,363)
         Decrease (increase) in officer and employee advances                            4,657             (788)
         Increase in inventories                                                      (219,502)        (235,543)
         (Increase) decrease in prepaid expenses                                       (43,436)          13,636
         Decrease in deferred tax asset                                                     -            28,000
         (Decrease) increase in accounts payable                                      (257,132)         297,833
         Increase in accrued salaries and vacation                                      40,897            4,450
         Decrease in accrued income taxes                                                   -          (119,000)
         Increase in deferred revenue and accrued warranty costs                        32,830          321,168
         Decrease in accrued interest on stockholder notes                            (253,445)         (49,019)
---------------------------------------------------------------------------------------------------------------
Total Adjustments                                                                    2,881,798        1,015,064
---------------------------------------------------------------------------------------------------------------
Net Cash Used in Operating Activities                                               (1,740,068)        (973,094)
---------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities
   Purchase of property and equipment                                                 (243,262)         (33,857)
   Purchase of investments                                                          (1,250,000)              -
---------------------------------------------------------------------------------------------------------------
Net Cash Used in Investing Activities                                               (1,493,262)         (33,857)
---------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities
   Net proceeds from issuance of common stock and warrants                           5,945,135               -
   (Payments to) proceeds from Advanced
      Technology Systems, Inc.                                                        (491,613)         791,748
   (Payments) borrowings on bank line of credit                                        (67,237)          67,237
   Proceeds from convertible note payable                                              250,000               -
   Decrease in deferred initial public offering costs                                       -            72,039
   Payments on capital lease obligations                                               (18,335)              -
   Proceeds from shareholder notes receivable                                           32,131               -
---------------------------------------------------------------------------------------------------------------
Net Cash Provided by Financing Activities                                            5,650,081          931,024
---------------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash                                                      2,416,751          (75,927)
Cash at Beginning of Year                                                                6,088           82,015
---------------------------------------------------------------------------------------------------------------
Cash at End of Year                                                               $  2,422,839      $     6,088
                                                                                  ============      ===========

The accompanying notes are an integral part of this statement.

[n-Vision Logo] NOTES TO FINANCIAL STATEMENTS

December 31, 1996 and 1995

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations: n-Vision, Inc. (the Company), a Delaware corporation, was incorporated in 1994. The Company designs, develops, manufactures and markets state-of-the-art, proprietary virtual (VR) products and systems for a variety of commercial, industrial and military applications.

Revenue Recognition: Revenue from the sale of VR products is recognized when the products are shipped. Related warranty costs are provided for at the time of sale. The Company had sales to customers outside the United States (primarily Europe) constituting $288,503 and $332,144 for the years ended December 31, 1996 and 1995, respectively.

   Currently, the Company has non-exclusive distribution agreements with companies in the United Kingdom, Europe and Japan. The Company performs ongoing credit evaluations of its customers' financial condition and usually requires no collateral. The Company's typical sales terms with distributors permit the distributors to return products for credit against future purchases in certain circumstances. For the year ended December 31, 1996, there were no returns of products. Product returns amounted to $185,000 in 1995. As of December 31, 1996, a reserve for potential returns was not recorded because distributors have sold substantially all products to end-users.

   For the years ended  December 31, 1996 and 1995,  aggregate  revenue  derived
from  two  and  three  customers   amounted  to   approximately   31%  and  37%,
respectively, of the Company's total revenue.

Inventories: Inventories are stated at lower of cost or market. Cost is determined by the first-in, first-out (FIFO) basis.

Property and Equipment: Property and equipment are stated at cost and are depreciated using the straight-line method over estimated useful lives of three to seven years.

Income (Loss) Per Share: Income (loss) per share of common stock is computed using weighted average shares outstanding for each period, adjusted retroactively for stock splits. Warrants and stock options have not been reflected in the computation of weighted average shares because they are anti-dilutive.

Income Taxes: The Company has provided for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under the liability method mandated by SFAS No. 109, a deferred tax asset, net of a valuation allowance, or liability is recorded on the tax effects of temporary differences between the tax basis and financial amounts of assets and liabilities. Temporary differences arise from accrued warranty costs, receivable and inventory reserves and the liability for paid leave.

Research and Development Costs: Research and development costs are expensed in the period in which they are incurred.

Organization Costs: Organizational costs representing fees associated with the incorporation of the Company in September 1994, are amortized over a useful life of five years. Amortization expense for the years ended December 31, 1996 and 1995, was $13,393 and $12,236, respectively.

Use of Estimates in Preparing Financial Statements: In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments: The financial statements include various estimated fair value information as of December 31, 1996, as required by Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures About Fair Value of Financial Instruments." Such information which pertains to the Company's financial instruments (primarily cash, investments and borrowings) is based on the requirements set forth in SFAS No. 107 and does not purport to represent the aggregate fair value or the Company. Further, the fair value estimates are based on various assumptions, methodologies and subjective considerations, which vary widely among different entities and are subject to change. Carrying value of financial instruments approximates market value.

NOTE B -- INVESTMENT

Investments consist of debt securities with a coupon rate of 5.75% and a maturity date of November 15, 1998. Investments are carried at market value and are properly classified as available for sale. Market value approximated cost at December 31, 1996.

NOTE C -- INVENTORIES

Inventories consist of the following at December 31, 1996:

Raw materials                                $ 298,529
Work in process                                113,709
Finished goods                                 381,217
Reserve for inventory obsolescence             (76,865)
------------------------------------------------------
                                             $ 716,590
                                             =========

NOTE D -- PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 1996:

Furniture                                    $  18,757
Equipment                                      312,656
Demonstration equipment                         43,517
Property under capitalized leases               67,223
------------------------------------------------------
                                               442,153
Less accumulated depreciation                  139,408
------------------------------------------------------
                                             $ 302,745
                                             =========

The net book value of property under capitalized leases at December 31, 1996, was approximately $48,000.

NOTE E -- INCOME TAXES

Income tax expense (benefit) consists of the following for the year ended December 31:

                                        1996            1995
--------------------------------------------------------------
Current (benefit)                    $       -       $(119,000)
Deferred (benefit)                    (426,000)       (178,500)
Valuation allowance                    426,000         206,500
--------------------------------------------------------------
                                     $       -       $ (91,000)
                                     =========       =========

Following is a reconciliation of the statutory federal income tax rate to effective rates reflected in the statements of operations for the years ended December 31:

                                            1996             1995
--------------------------------------------------------------------
Pretax loss                            $(4,621,866)      $(2,079,158)
                                       ===========       ===========
Tax (benefit) at statutory rate        $(1,571,434)      $  (706,914)
State income tax benefit,
  net of federal expense                  (184,875)          (83,167)
Permanent differences                          309           492,581
Non-deductible bridge financing cost     1,330,000                 -
Change in valuation allowance              426,000           206,500
--------------------------------------------------------------------
Income tax benefit                     $         -       $   (91,000)
                                       ===========       ===========

Deferred tax assets are composed of the following at December 31, 1996:

Obsolescence reserve                         $  29,209
Inventory write-downs                           36,439
Organization costs                              (6,384)
Accrued warranty expense                         8,463
Accrued vacation                                12,650
Depreciation                                    (2,107)
Net operating loss carryforward                554,504
------------------------------------------------------
                                               632,774
Valuation allowance                         $ (632,774)
------------------------------------------------------
                                            $        -
                                            ==========

The Company has a net operating loss carryforward as of December 31, 1996, of approximately $1,459,000 available to offset future tax income generated through 2010. In the event of a change in control of the Company, the use of all or a portion of the net operating loss may be limited.

NOTE F -- CAPITAL LEASE OBLIGATION AND NOTES PAYABLE

Convertible Promissory Notes: In March 1996, the Company borrowed $250,000 from three nonaffiliated persons under three separate 8% convertible promissory notes, convertible into 750,000 shares of the Company's common stock at the option of the shareholders. In April 1996, the three noteholders elected to convert their notes to a total of 750,000 shares of the Company's common stock.

   Because the conversion feature of the notes was granted at a price substantially below the initial public offering price, financing expense of $3,500,000 was accrued during the period from the date of the notes payable and the date of the public offering with a corresponding credit to paid-in capital.

Notes Payable--Advanced Technology Systems: The Company is obligated under a promissory note in the amount of $600,000 at December 31, 1996. The note payable is unsecured and is due to Advanced Technology Systems, Inc. (ATS), a Company principally owned and controlled by a stockholder and officer of the Company. The principal balance on this note arose from a line-of-credit arrangement with ATS, the borrowings on which amounted to $1,127,328 at December 31, 1995. The balance due on the line of credit was partially curtailed in June 1996, using the proceeds of the Company's initial public offering. Interest is due on principal outstanding at 8% per annum. Principal payments of $60,000 are payable twice each year in June and December and commence on June 30, 1997. Annual maturities of this note for each of the next five years are $120,000 after which the note will be paid in full. The fair value of the note payable is not practicable to determine inasmuch as the note is between related parties and market data for comparable instruments cannot be obtained.

   In connection with the acquisition of the Company's business from ATS in 1994, the Company became obligated under a promissory note payable to ATS of $1,020,590. The note was payable in semiannual installments of $80,000 commencing May 1, 1996, with interest at the prime rate plus 1.375% (10.375% at December 31, 1995). In May 1996, this note was retired for cash of $20,590 and the issuance of 200,000 shares of the Company's common stock.

   In addition, a second note payable to ATS of $500,000 arising from the 1994 acquisition was forgiven in 1995, and the balance was credited to paid-in capital in the financial statements to reflect the forgiveness of debt between affiliates.

Capital Lease Obligation: The Company leases certain equipment under a lease that has been capitalized. The lease commitment is for three years and expires in January 1999. Following is a schedule of minimum lease payments under the capital lease together with the present value of future minimum rentals as of December 31, 1996:

Year ending December 31,
----------------------------------------------------------------
1997                                                    $ 26,988
1998                                                      26,988
1998                                                       2,249
----------------------------------------------------------------
Total minimum lease payments                              56,225
Amount representing interest                              (7,337)
Current portion of capital lease obligation              (21,554)
----------------------------------------------------------------
Present value of long-term capital lease obligation     $ 27,334
                                                        ========

NOTE G -- COMMITMENTS

Employment Agreements: The Company has employment agreements with three officers, effective as of June 1, 1996. Two of the agreements extend for a period of two years and the third agreement extends for a period of three years. The Company's commitment under the agreements is as follows:

Year ending December 31,
----------------------------------------------------------------
1997                                                   $ 425,000
1998                                                     250,000
1999                                                      52,000
----------------------------------------------------------------
                                                       $ 727,000
                                                       =========

For the years ended December 31, 1996 and 1995, the Company recorded a provision for compensation expense of $22,955 and $312,500, respectively, and a corresponding credit to stockholders' equity for the value of services rendered by the officers (who are also stockholders) based upon the difference between the amount paid and the compensation called for in the above agreements.

Operating Leases: The Company is obligated under certain noncancelable operating leases for equipment. The following is a schedule of the approximate future minimum rental payments required under operating leases with terms of one year or more as of December 31, 1996, including a three-year lease for office and manufacturing space executed in 1996, which commences in March 1997:

Year ending December 31,
----------------------------------------------------------------
1997                                                   $ 147,641
1998                                                     168,335
1999                                                     145,194
2000                                                      23,155
----------------------------------------------------------------
                                                       $ 484,325
                                                       =========

Total rent expense for the years ended December 31, 1996 and 1995, was $18,462 and $14,872, respectively.

NOTE H -- STOCKHOLDERS' EQUITY

Stock Split and Issuance: In March 1996, a 1.38:1 stock split was effected whereby each shareholder's interest was increased pro rata such that the number of shares of common stock outstanding after the split was 3,000,000. The effect of the split has been reflected retroactively throughout the accompanying financial statements.

   In March 1995, the Company issued 151,300 shares of common stock to employees of the Company in exchange for non-recourse promissory notes, collateralized by the common stock issued. The value of the consideration was based upon the value of the shares offered at the time in a proposed public offering. In 1996, 132,400 of such shares were returned to the Company in consideration for the cancellation of the promissory note by all but one employee at a time when the value of the shares equated to the principal and interest due on the promissory note. Upon the return of the common stock, each employee was granted an option to purchase stock at the fair value of the stock at the date of grant.

Initial Public Offering of Securities: In June 1996, the Company received proceeds, net of expenses, of $5,945,135 from an initial public offering of securities. The offering included the sale of 1,495,000 shares of common stock at an offering price of $5.00 per share and 1,380,000 Class A warrants at $.15 per Class A warrant. The Class A warrants shall be exercisable commencing one year after the date of the prospectus, entitling the holder to purchase one share of common stock at $5.50 per share during the four-year period commencing one year from the effective date of the offering. The warrants are also redeemable upon certain conditions. The offering also included the sale of 750,000 shares of common stock acquired by certain stockholders upon the conversion of certain promissory notes into common stock in April 1996 as described in Note F.

Stock Option Plan: In 1996, the Company issued non-qualified stock options accounted for under Accounting Principles Board Opinion No. 25. These options vested immediately on the date of grant and become exercisable in 1998. The exercise price is equal to the fair market value of the underlying shares at the date of grant.

   Accordingly, no compensation cost has been recognized for the plan. Had compensation cost for the plan been determined based on the fair value of the options at the grant dates consistent with the method of SFAS No. 123, the Company's net loss and loss per share would have been as follows:

                            As Reported           Pro forma
------------------------------------------------------------
Net loss                   $ (4,621,666)       $ (4,996,562)
Loss per share                     (.98)              (1.06)

   The fair value of each option grant is estimated on the date of the grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in 1996: expected volatility of 86.78%, calculated by averaging the Company's volatility with the mean volatility of an appropriate peer group, risk-free interest rate of 5.86% and expected lives of four years. The weighted-average fair value of options granted during the year was $2.98.

   The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

   A summary of the status of the Company's incentive stock option plan as of December 31, 1996, and changes for the year then ended on those dates is presented below:

                                                               1996 Weighted-
                                                                   Average
                                          Shares               Exercise Price
-----------------------------------------------------------------------------
Outstanding at beginning of year              -                     $  -
Granted                                  149,906                     3.62
Exercised                                     -                        -
Forfeited                                     -                        -
-----------------------------------------------------------------------------
Outstanding at year-end                  149,906                    $3.62
                                         =======                    =====
Options exercisable at year-end               -                     $  -
                                         =======                    =====

   The following information applies to options outstanding at December 31, 1996:

Number outstanding                                   149,906
Range of exercise prices                      $1.75 to $3.84
Weighted-average exercise price                        $3.62
Weighted-average remaining contractual life             8.41


NOTE I -- RELATED PARTY TRANSACTIONS

During the years ended December 31, 1995, the Company paid approximately $85,000 to a consultant and stockholder of the Company for services rendered. During the years ended December 31, 1996 and 1995, the Company paid $146,250 and $30,288, respectively, to a company owned by one of its directors for research and development and inventory.

   During the year ended December 31, 1996, the Company had sales of approximately $217,000 to a U.S. government customer via a contract held by Advanced Technology Systems, Inc. (ATS). In addition, the Company was reimbursed $28,088 by ATS in 1996 for administrative consulting services rendered by employees of the Company on behalf of ATS.

   For services rendered in connection with initial public offering described in Note H, the Company paid $425,000 to an attorney who is also a stockholder of the Company.

NOTE J -- EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) retirement plan (the Plan) that originated January 1, 1993, and is a defined contribution plan covering all full-time employees of the Company who are at least 21 years of age and have three months of continuous, full-time employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Company made no contributions to the Plan during fiscal years 1996 and 1995.

NOTE K -- CONCENTRATION OF CREDIT RISK

Financial instruments which subject the Company to concentrations of credit risk consist of demand-deposits placed with financial institutions. Funds in excess of the federal insurance limit for the years ended December 31, 1996 and 1995, totaled $2,322,839 and $-0-, respectively.

NOTE L -- SUPPLEMENTAL CASH FLOWS INFORMATION

Supplemental Cash Flow Information: The Company paid the following amounts for interest and income taxes during the year ended December 31:

                                   1996           1995
------------------------------------------------------
Interest                       $ 372,614     $ 200,335
                               =========     =========
Income taxes                   $       -     $       -
                               =========     =========

An income tax refund of $101,000 was received in 1996.

Supplemental Non-Cash Financing and Investing Activities: In 1996, a capital lease obligation of $65,000 was incurred by the Company for equipment.

   In 1995, 200,000 shares of common stock were issued to retire $1,000,000 of the balance due under a promissory note.