Form 10KSB, Exhibit 13
period 1997-12-31
N-VISION INC
filed 1998-03-27
CIK 940518

Financial Review
n-vision             1997



Management's Discussion and Analysis of
Financial Condition and Results of Operations

Some statements in this Management's Discussion and Analysis contain forward-looking information that involve a number of risks and uncertainties, the possible realization of which could have material adverse effects on the Company's operating results. Factors that may cause actual results to differ materially include: development of new products and rapid change in technology that may displace products sold by the Company; the highly competitive market in which the Company operates; the Company's dependence upon a limited number of suppliers for the availability of components used in products and the timing of their deliveries; fluctuations in the Company's quarterly results of operations and in the timing of orders from customers; and other risk factors listed from time to time in the Company's SEC filings, including, but not limited to, the Form SB-2 Registration Statement dated April 2, 1996, and any amendments thereto.

General

n-Vision, Inc. ("Company"), a Delaware Corporation, designs, develops, manufactures, and markets state-of-the-art 3D immersive displays for use in advanced visualization applications, products, and systems for a variety of commercial, industrial, and military applications. The Company's products and systems are marketed worldwide, but principally to customers in North America, Europe, and the Pacific Rim. The Company's customers include Boeing, Daimler Benz, Horizon Entertainment, HT Medical, Hughes Training, Iowa State University, KPMG Peat Marwick, Lockheed Martin, NASA, Raytheon, Silicon Graphics, The Walt Disney Company, Thompson CSF, University of Illinois, U.S. Air Force, U.S. Navy, Volkswagen, and Volvo among others.

Results of Operations and Financial Condition

Year Ended December 31, 1997, Compared to December 31, 1996

For the year ended December 31, 1997, the Company reported revenue of $2,399,579, a 119% increase from the prior year in which the Company reported revenue of $1,095,894. The increase is attributed primarily to increased sales of its immersive display systems as well as engineering services which contributed approximately $550,000 to revenue in 1997. Revenue derived from engineering services was not significant in 1996. During 1997, the Company delivered 64 systems compared to delivery of 24 systems in 1996. New products such as the Datavisor VGA, the Datavisor 80, the Virtual Binoculars, and a monoscopic viewing system (all of which the Company introduced in 1996) contributed significantly to the increase in revenue during 1997. With the exception of the Datavisor 80, the new products typically offer customers a mid-range price/performance option compared to the Datavisor HiRes, which has historically been the Company's core product. Although there can be no assurances, management believes the products should allow the Company to penetrate new markets and broaden its customer base accordingly. During 1997, the Company continued aggressively promoting its products in international markets by enlisting resellers such as Nihon Binary, Virtual Reality Technologies, Virtual Presence, and Deneb Robotics. During 1997, revenue from international operations represented approximately 35% of product sales compared to 26% in 1996.

Sales in the fourth quarter of 1997 were 98% higher than in the same quarter in 1996, but were negatively impacted by supplier issues, primarily stemming from components received from a major supplier which had to be returned to correct quality defects. The Company has also received its first sample display tube from another manufacturer in order to reduce the risk associated with reliance upon a limited number of manufacturers. The quarter also reflects the shifting of production to meet the $1.25 million order from a subsidiary of The Walt Disney Company to be delivered in the first half of 1998. Although there can be no assurances, the Company expects to substantially reduce backlog during the first quarter of 1998. Backlog and sales as of March 6, 1998 totaled approximately $1,800,000.

The Company's gross margin on sales for the year ended December 31, 1997 was 43%, unchanged from 1996. Quarterly fluctuations in gross margins in 1997 ranged from a high of 51% in the third quarter to a low of 33% in the fourth quarter. The gross margins in 1996 range from a high of 62% in the first quarter to a low of 12 % in the fourth quarter. The Company may continue to report fluctuating gross margins in the future, but it appears that the volatility of the fluctuations is diminishing. At the current level of sales and production, annual gross margins appear to be stabilizing at approximately 43%.

For the year ended December 31, 1997, operating expenses increased 38% to $2,254,178 from $1,633,693 in 1996. General and administrative expenses and marketing expenses increased significantly during the year while product development costs decreased marginally. The increase in general and administrative costs can be attributed to the growing infrastructure needs and other requirements of a publicly listed company during a period of expansion.

For the year ended December 31, 1997, marketing and sales expenses increased 94% to $556,632 from $287,694 in the same period in 1996. The increase is attributed to a number of factors including additional advertising in industry trade journals, additional sales staff needed to increase the sales of products in new markets and an increased presence at national and international trade shows. The increased marketing budget was needed in order to launch new products in markets not previously penetrated by the Company's products. The Company expects a very modest increase in marketing and sales expenses in the coming year.

For the year ended December 31, 1997, the Company reported product development costs of $400,977, compared to $592,799 for the same period ended December 31, 1996. The decrease is

                     Financial Review
n-vision             1997



attributed to the development of fewer new products in 1997 as compared to 1996. Products under development in 1997 included continued development of the Datavisor 80 as well as the Virtual Binoculars. Another product developed during the year was the ViewPort product. However, the costs for developing this product were funded by revenue from a prototyping contract awarded to the Company by a subsidiary of The Walt Disney Company. The Company expects to integrate existing liquid crystal display (LCD) technology in its new products in 1998 to achieve a lower priced line of products.

Net non-operating income was $109,299 in 1997 versus a loss of $3,462,925 in 1996, but is not fully comparable from period to period because of a one time financing charge incurred during 1996. In March 1996, the Company borrowed $250,000 from three nonaffiliated persons under three separate 8% convertible promissory notes, convertible into 750,000 shares of the Company's common stock at the option of the noteholders. In April 1996, the three shareholders elected to convert their notes. Because the conversion feature of the notes was granted at a price substantially below the initial public offering price, a financing expense of $3,500,000 was accrued during the period with a corresponding credit to paid-in-capital.

Adjusting for the one-time expenses in 1996, the Company had a positive net interest margin in 1997 of $109,299 compared to a positive net interest margin of $37,075 in 1996. Interest was earned on the proceeds of the public offering in 1996 for approximately seven months. The Company expects to have a positive net interest margin in 1998 (See note F to the Financial Statements for further information).

Liquidity and Capital Resources

Working capital totaled $2,683,434 as of December 31, 1997 compared to a working capital balance of $4,232,653 as of December 31, 1996. The decrease in working capital is due primarily to the operating loss sustained during the year. The Company believes the current level of working capital should provide sufficient liquidity to fund operations through the current year, including planned product development.

Longer-term cash requirements, other than normal operating expenses, are anticipated for the development of new products, financing of growth, and the possibility of acquisitions of related businesses or technologies. The Company believes the current level of capital is sufficient to satisfy the anticipated cash requirements through the end of 1998. The Company has agreed to terms on a $1,500,000 credit line with George Mason Bank of Fairfax, Virginia, to finance receivables associated with the known and anticipated growth in sales. Additionally, the Company has 1,380,000 class A warrants for $5.50 per share outstanding which may be exercised during a four-year period expiring May 29, 2001. The warrants are also subject to redemption at the Company's election if the Company's common stock price equals or exceeds $9.00 per share for 20 consecutive trading days within a period of 30 days. The Company, however, can make no assurances that investors will elect to exercise the warrants or that the required conversion price or redemption price can be reached since the current trading price has been approximately in the $1.00-$2.50 range. Until operations improve, and the Company obtains additional underwriting support to replace its prior underwriter, which is no longer in business, the Company's ability to generate proceeds from the conversion of the warrants may be adversely affected. As of December 31, 1997, the Company had approximately eight active market makers.

Income Taxes

The Company is organized as a C Corporation and pays income taxes based upon accrual based taxable income adjusted for differences in the timing of reporting certain expenses for tax and financial statement purposes. The Company's income taxes payable if any, that may arise in the future may be offset by credits available for certain research and development expenditures incurred.

As of December 31, 1997, the Company had a net operating loss carryforward available to offset future taxable income generated through 2010 of approximately $2,638,000. The deferred tax asset associated with these tax benefits has been fully reserved in the Company's financial statements because of the uncertainty surrounding future profitability. In the event of a change in control of the Company, use of such a carryforward could be reduced.

Impact of Inflation and the Asian Financial Crisis

The Company believes that inflation has not had a material adverse effect on sales or costs. Additionally, the Company believes that the financial crisis in Asia will not have adverse affects on the operating results during 1998. During 1997, less than 10% of the Company's revenue was derived from products sold to customers in Asia.

Year 2000 Issues

The Company's information systems are based on operating systems and client/server applications that are fully Year 2000 compliant. As a result, management believes the Company does not face significant Year 2000 issues.

Seasonality

Based on its limited experience to date, the Company believes that its future operating results will not be subject to seasonal changes. Such effects, should they occur, might become apparent in the Company's operating results during a period of expansion. However, the Company can make no assurances that its business can be significantly expanded.

                     Financial Review
n-vision             1997


Balance Sheets

December 31,                                                                            1997                       1996
---------------------------------------------------------------------------------------------------------------------------
Current Assets

Cash                                                                                  $   876,805              $ 2,422,839

Investments                                                                             1,246,875                1,250,000

Accounts receivable

   Trade                                                                                  252,270                  194,910

   Other                                                                                   15,335                   19,332

Inventories                                                                               843,868                  716,590

Prepaid expenses                                                                           83,227                   48,731
---------------------------------------------------------------------------------------------------------------------------
Total Current Assets                                                                    3,318,380                4,652,402

Property and Equipment, net                                                               604,617                  302,745

Other Assets                                                                               27,193                   40,585
---------------------------------------------------------------------------------------------------------------------------
                                                                                      $ 3,950,190              $ 4,995,732

Liabilities and Stockholders' Equity
---------------------------------------------------------------------------------------------------------------------------
Current Liabilities

Current maturities of note payable to Advanced Technology Systems, Inc.               $   120,000              $   120,000

Current portion of capital lease obligation                                                24,599                   21,554

Accounts payable                                                                          302,484                   52,131

Accrued salaries and vacation                                                             115,198                   81,950

Deferred revenue and accrued warranty costs                                                72,665                  144,114
---------------------------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                                 634,946                  419,749

Long-Term Liabilities

Note payable-Advanced Technology Systems, Inc.                                            360,000                  480,000

Capital lease obligation (net of current portion)                                           2,497                   27,334

Stockholders' Equity

Common stock, $.01 par value; 25,000,000 shares authorized;
5,293,673 and 5,312,625 shares issued and outstanding at
December 31, 1997 and 1996, respectively                                                   52,937                   53,126

Common stock subscriptions and notes receivable                                                --                  (91,722)

Paid-in capital                                                                        10,442,007               10,529,492

Unrealized loss on available-for-sale investment                                           (3,125)                      --

Accumulated deficit                                                                    (7,539,072)              (6,422,247)
---------------------------------------------------------------------------------------------------------------------------
Total Stockholders' Equity                                                              2,952,747                4,068,649
---------------------------------------------------------------------------------------------------------------------------
                                                                                      $ 3,950,190              $ 4,995,732
---------------------------------------------------------------------------------------------------------------------------

                     Financial Review
n-vision             1997


Statements of Operations

Year ended December 31,                                                                 1997                       1996
---------------------------------------------------------------------------------------------------------------------------
Sales                                                                                $ 2,399,579               $ 1,095,894

Cost of Sales                                                                          1,371,525                   621,142
---------------------------------------------------------------------------------------------------------------------------
Gross Margin                                                                           1,028,054                   474,752

Operating Expenses

General and administrative                                                             1,296,569                   753,200

Marketing and sales                                                                      556,632                   287,694

Product development                                                                      400,977                   592,799
---------------------------------------------------------------------------------------------------------------------------
Loss from Operations                                                                  (1,226,124)               (1,158,941)

Non-operating Income (Expense)

Interest income                                                                          160,099                   156,244

Interest expense - bridge financing                                                           --                (3,500,000)

Interest expense - note and lease obligations                                            (50,800)                 (119,169)
---------------------------------------------------------------------------------------------------------------------------
Loss Before Income Taxes                                                              (1,116,825)               (4,621,866)

Provision for Income Taxes                                                                    --                        --
---------------------------------------------------------------------------------------------------------------------------
Net Loss                                                                             $(1,116,825)              $(4,621,866)
---------------------------------------------------------------------------------------------------------------------------
Loss Per Common Share-basic and diluted                                              $     (0.21)              $     (0.98)
---------------------------------------------------------------------------------------------------------------------------
Shares Used in Calculation of Loss Per Common Share-basic and diluted                  5,298,411                 4,698,856
---------------------------------------------------------------------------------------------------------------------------

                     Financial Review
n-vision             1997


Statements of Stockholders' Equity

Years ended December 31, 1997 and 1996
------------------------------------------------------------------------------------------------------------------------------------
                                          Common     Common Stock    Paid-in       Accumulated    Unrealized            Total
                                          Stock      Subscriptions   Capital       Deficit        Loss on
                                                     and Notes                                    Available-for-Sale
                                                     Receivable                                   Investment
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1996                  $ 30,000   $(700,364)     $   440,761    $(1,800,381)   $    --               $(2,029,984)

Cancellation of Shareholder Notes
Receivable in Exchange for Common Stock     (1,324)    612,413         (611,089)            --         --                        --

Interest on Shareholder Notes Receivable        --     (29,722)              --             --         --                   (29,722)

Conversion of Note Payable to
Advanced Technology Systems, Inc.,
to Common Stock                              2,000          --          998,000             --         --                 1,000,000

Conversion of Bridge Loans Payable to
Shares and Associated Financing Expense      7,500          --        3,742,500             --         --                 3,750,000

Issuance of Common Stock and Warrants       14,950          --        5,930,185             --         --                 5,945,135

Proceeds on Common Stock
Subscriptions Receivable                        --      25,951            6,180             --         --                    32,131

Provision for Contributed
Stockholder/Officer Services                    --          --           22,955             --         --                    22,955

Net Loss                                        --          --               --     (4,621,866)        --                (4,621,866)
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                  53,126     (91,722)      10,529,492     (6,422,247)        --                 4,068,649

Proceeds on Common Stock
Subscriptions Receivable                        --          --            4,048             --         --                     4,048

Cancellation of Shareholder Notes
Receivable in Exchange for Common Stock       (189)     91,722          (91,533)            --         --                        --

Unrealized Loss on Available-for-Sale
Investment                                      --          --               --             --     (3,125)                   (3,125)

Net Loss                                        --          --               --     (1,116,825)        --                (1,116,825)
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                $ 52,937   $      --      $10,442,007    $(7,539,072)   $(3,125)              $ 2,952,747
------------------------------------------------------------------------------------------------------------------------------------

                     Financial Review
n-vision             1997


Statements of Cash Flows

Year ended December 31,                                                                1997                        1996
---------------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash

Cash Flows from Operating Activities

Net loss                                                                          $ (1,116,825)               $ (4,621,866)
---------------------------------------------------------------------------------------------------------------------------
Adjustments to reconcile net loss to net cash used in operating activities

Interest expense associated with convertible notes payable                                  --                   3,500,000

Provision for contributed stockholder/officer services                                      --                      22,955

Accrued interest on shareholders' notes payable                                             --                     (29,722)

Depreciation and amortization                                                          194,530                      63,735

Loss on disposal of fixed assets                                                        33,626                       1,636

Changes in assets and liabilities

(Increase) decrease in accounts receivable                                             (53,363)                     22,982

Increase in inventories                                                                (90,956)                   (219,502)

Increase in prepaid expenses                                                           (34,496)                    (43,436)

Decrease in accounts payable                                                            (3,672)                   (257,132)

Increase in accrued salaries and vacation                                               33,248                      40,897

(Decrease) increase in deferred revenue and accrued warranty costs                     (71,449)                     32,830

Decrease in accrued interest on stockholder notes                                           --                    (253,445)
---------------------------------------------------------------------------------------------------------------------------
Total Adjustments                                                                        7,468                   2,881,798
---------------------------------------------------------------------------------------------------------------------------
Net Cash Used in Operating Activities                                               (1,109,357)                 (1,740,068)
---------------------------------------------------------------------------------------------------------------------------

Cash Flows from Investing Activities

Purchase of property and equipment                                                    (308,176)                   (243,262)

Proceeds from sale of fixed assets                                                       9,243                          --

Purchase of investments                                                                     --                  (1,250,000)
---------------------------------------------------------------------------------------------------------------------------
Net Cash Used in Investing Activities                                                 (298,933)                 (1,493,262)
---------------------------------------------------------------------------------------------------------------------------

Cash Flows from Financing Activities

Net proceeds from issuance of common stock and warrants                                  4,048                   5,945,135

Payments to Advanced Technology Systems, Inc.                                         (120,000)                   (491,613)

Payments on bank line of credit                                                             --                     (67,237)

Proceeds from convertible note payable                                                      --                     250,000

Payments on capital lease obligations                                                  (21,792)                    (18,335)

Proceeds from shareholder notes receivable                                                  --                      32,131
---------------------------------------------------------------------------------------------------------------------------
Net Cash (Used in) Provided by Financing Activities                                   (137,744)                  5,650,081
---------------------------------------------------------------------------------------------------------------------------
Net (Decrease) Increase in Cash                                                     (1,546,034)                  2,416,751

Cash at Beginning of Year                                                            2,422,839                       6,088
---------------------------------------------------------------------------------------------------------------------------
Cash at End of Year                                                               $    876,805                $  2,422,839
---------------------------------------------------------------------------------------------------------------------------

                     Financial Review
n-vision             1997



Notes to Financial Statements

December 31, 1997 and 1996

Note A - Summary of Significant Accounting Policies
Nature of Operations

n-Vision, Inc. (the Company), a Delaware corporation, was incorporated in 1994. The Company designs, develops, manufactures and markets state-of-the-art, proprietary immersive display products and systems for a variety of commercial, industrial and military applications.

Revenue Recognition

Revenue from the sale of products is recognized upon shipment. Related warranty costs are provided for at the time of sale.

Currently, the Company has non-exclusive distribution agreements with companies in the United Kingdom, Europe and Japan. The Company performs ongoing credit evaluations of its customers' financial condition and usually requires no collateral. The Company's typical sales terms with distributors permit certain distributors the right to return products for credit against future purchases in certain circumstances. As of December 31, 1997 and 1996, no reserve was recorded because distributors have sold substantially all products to end users who have no right of return.

Inventories

Inventories are stated at lower of cost or market. Cost is determined by the first-in, first-out (FIFO) basis.

Property and Equipment

Property and equipment are stated at cost less depreciation computed using the straight-line method over estimated useful lives of five to seven years for furniture, three years for computer equipment and software, and two years for demonstration equipment.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under the liability method, a deferred tax asset, net of a valuation allowance, or liability is recorded on the tax effects of temporary differences between the tax basis and financial amounts of assets and liabilities, or for differences in timing such as net operating losses. Temporary differences arise from accrued warranty costs, receivable and inventory reserves and the liability for paid leave.

Research and Development Costs

Research and development costs are expensed in the period in which they are incurred.

Use of Estimates in Preparing Financial Statements

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

Fair Value of Financial Instruments

The estimated fair value information as of December 31, 1997, presented herein is required by Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures About Fair Value of Financial Instruments." Such information which pertains to the Company's financial instruments (primarily cash, investments and borrowings) is based on the requirements set forth in SFAS No. 107 and does not purport to represent the aggregate fair value of the Company. Further, the fair value estimates are based on various assumptions, methodologies and subjective considerations, which vary widely among different entities and are subject to change. Financial instruments in the accompanying balance sheet consist of cash deposits stated at cost which equals fair value and investments in debt securities stated at the related security's quoted trading value. Notes payable are presented in the accompanying balance sheets at the face value of the obligation outstanding. Management is unable to determine the fair value of the notes, as they are between related parties and no comparable market value data for such instruments are available.

Loss Per Share

In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," effective for periods ending after December 15, 1997. The Statement establishes standards for computing and presenting earnings (or loss) per share and applies to entities with publicly held common stock or potential common stock. The Statement simplifies the standards for computing earnings per share previously found in Accounting Principles Board Opinion No. 15, "Earnings Per Share," and makes the standards comparable to international EPS standards. The Company has adopted the provisions of SFAS No. 128 as required.

SFAS No. 128 replaces the presentation of primary EPS with a presentation of basic EPS. It also requires a dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the diluted EPS computation. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Diluted EPS is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period. Basic and diluted loss per share for the Company is the same amount because the effect of including warrants and stock options in the diluted calculation is anti-dilutive. All loss per share amounts for all periods have been presented, and where necessary, restated to conform to SFAS No. 128 requirements.

                     Financial Review
n-vision             1997



The following sets forth the computation of basic and diluted earnings per share for the years ended December 31:

                                          1997                1996
----------------------------------------------------------------------
Numerator
Net loss                             $(1,116,825)         $(4,621,866)
----------------------------------------------------------------------
Denominator
Denominator for basic loss per
share - weighted-average
shares outstanding                     5,298,411            4,698,856
----------------------------------------------------------------------
Effect of dilutive securities -
warrants and options                          --                   --

Denominator for diluted loss per
share - adjusted weighted-average
shares and assumed conversions         5,298,411            4,698,856
----------------------------------------------------------------------
Basic and diluted loss
per share                            $      (.21)         $      (.98)
----------------------------------------------------------------------

Note B - Investments

Investments consist of debt securities with a coupon rate of 5.75% and a maturity date of November 15, 1998. Investments are carried at market value and are classified as available for sale. The unrealized depreciation in the value of the investments at December 31, 1997, of $3,125 has been presented as a component of stockholders' equity. Market value approximated cost at December 31, 1996.

Note C - Inventories

Inventories consist of the following at December 31:
                                          1997                1996
---------------------------------------------------------------------
Raw materials                        $  625,423           $  298,529

Work in process                         186,570              113,709

Finished goods                           67,370              381,217

Reserve for inventory obsolescence      (35,495)             (76,865)
---------------------------------------------------------------------
                                     $  843,868           $  716,590
---------------------------------------------------------------------

Note D - Property and Equipment

Property and equipment consist of the following at December 31:

                                          1997                1996

---------------------------------------------------------------------
Furniture                            $     38,552         $   18,757
Computers and equipment                   499,322            298,143
Demonstration equipment                   214,504             43,517
Computer software                         126,336             81,736
Leasehold improvements                      5,649                 --
---------------------------------------------------------------------
                                          884,363            442,153
Less accumulated depreciation            (279,746)          (139,408)
---------------------------------------------------------------------
                                     $    604,617         $  302,745
---------------------------------------------------------------------

The net book value of property under capitalized leases at December 31, 1997 and 1996, was approximately $24,000 and $48,000, respectively.

Note E - Income Taxes

The provision for income taxes consists of the following for the year ended December 31:

                                          1997                1996

---------------------------------------------------------------------
Current (benefit)                    $         --         $       --

Deferred (benefit)                       (434,000)          (426,000)

Valuation allowance                       434,000            426,000
---------------------------------------------------------------------
                                     $         --         $       --
---------------------------------------------------------------------

Following is a reconciliation of the statutory federal income tax rate to effective rates reflected in the statements of operations for the years ended December 31:

                                          1997                1996
---------------------------------------------------------------------
Pretax loss                          $ (1,116,825)       $(4,621,866)
---------------------------------------------------------------------
Tax (benefit) at statutory rate          (379,721)       $(1,571,434)

State income tax benefit,
net of federal expense                    (44,673)          (184,875)

Permanent differences                      (9,606)               309

Non-deductible bridge
financing cost                                 --          1,330,000

Change in valuation allowance             434,000            426,000
---------------------------------------------------------------------
Income tax benefit                   $         --         $       --
---------------------------------------------------------------------

Deferred tax assets are composed of the following at December 31:

                                          1997                1996
---------------------------------------------------------------------
Inventory and receivable reserves    $     22,988          $  65,648

Other differences                          (4,788)            (6,384)

Accrued vacation and
warranty expenses                          35,880             21,113

Depreciation                               (6,178)            (2,107)

Deferred warranty revenue                  15,595                 --

Net operating loss carryforward         1,002,522            554,504
---------------------------------------------------------------------
                                        1,066,019            632,774

Valuation allowance                    (1,066,019)          (632,774)
---------------------------------------------------------------------
                                     $         --         $       --
---------------------------------------------------------------------

The Company has a net operating loss carryforward as of December 31, 1997, of approximately $2,638,000 available to offset future tax income generated through 2012. In the event of a change in control of the Company, the use of all or a portion of the net operating loss may be limited.

                     Financial Review
n-vision             1997


Note F - Long-Term Obligations

Convertible Promissory Notes

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

Notes Payable - Advanced Technology Systems

The Company is obligated under a promissory note in the amount of $480,000 at December 31, 1997. The note payable is unsecured and is due to Advanced Technology Systems, Inc. (ATS), a Company principally owned and controlled by a stockholder and officer of the Company. The principal balance on this note arose from a line-of-credit arrangement with ATS, the borrowings on which amounted to $1,127,328 at December 31, 1995. The balance due on the line of credit was partially curtailed in June 1996, using the proceeds of the Company's initial public offering. Interest is due on principal outstanding at 8% per annum. Principal payments of $60,000 are payable twice each year in June and December and commenced on June 30, 1997. Annual maturities of this note for each of the next four years are $120,000 after which the note will be paid in full.

In connection with the acquisition of the Company's business from ATS in 1994, the Company became obligated under a promissory note payable to ATS of $1,020,590. In May 1996, this note was retired for cash of $20,590 and the issuance of 200,000 shares of the Company's common stock.

Capital Lease Obligation

The Company leases certain equipment under a capitalized lease. The lease commitment is for three years and expires in January 1999. Following is a schedule of minimum lease payments under the capital lease together with the present value of future minimum rentals as of December 31, 1997:

Year ending December 31,
---------------------------------------------------------------------
1998                                                       $  26,993

1999                                                           2,249
---------------------------------------------------------------------
Total minimum lease payments                                  29,242

Amount representing interest                                  (2,146)

Current portion of capital lease obligation                  (24,599)
---------------------------------------------------------------------
Present value of long-term capital lease obligation        $   2,497
---------------------------------------------------------------------

Note G - Commitments

Employment Agreements

The Company has employment agreements originating in 1996 with three officers. Two of the agreements extend for a period of two years and the third agreement extends for a period of three years. The Company's commitment under the agreements is as follows:

Year ending December 31,

--------------------------------------
1998                         $ 350,000

1999                            52,000
--------------------------------------
                             $ 402,000
--------------------------------------

In 1996, the Company recorded a provision for compensation expense of $22,955 and a corresponding credit to stockholders' equity for the value of services rendered by the officers (who are also stockholders) based upon the difference between the amount paid and the compensation called for in the above agreements.

Operating Leases

The Company is obligated under certain noncancelable operating leases for office and manufacturing space and equipment. The Company subleases a portion of its leased office space to ATS (see Note I) on a month-to-month basis, and to an unrelated party under a sublease which is co-terminus with the Company's lease. The following is a schedule of the approximate future minimum rental payments required under operating leases, and future minimum sublease rental income under subleases with terms of one year or more as of December 31, 1997.

Year ending December 31,              Lease                Sublease
                                      Commitment           Income
---------------------------------------------------------------------
1998                                  $ 146,485            $ (21,096)

1999                                    149,235              (21,096)

2000                                     26,885               (3,516)
---------------------------------------------------------------------
                                      $ 322.595            $ (45,708)
---------------------------------------------------------------------

Total rent expense for the years ended December 31, 1997 and 1996, net of sublease rental income, was approximately $72,000 and $18,000, respectively.

Note H - Stockholders' Equity

Initial Public Offering of Securities

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

                     Financial Review
n-vision             1997


common stock acquired by certain stockholders upon the conversion of certain promissory notes into common stock in April 1996 as described in Note F.

Stock Option Plan

In 1996, the Company issued non-qualified stock options accounted for under Accounting Principles Board Opinion No. 25. These options have variable terms and become exercisable starting in 1998. The exercise price is equal to the fair market value of the underlying shares at the date of grant.

Accordingly, no compensation cost has been recognized for the plan. Had compensation cost for the plan been determined based on the fair value of the options at the grant dates consistent with the method of SFAS No. 123, the Company's net loss and loss per share would have been as follows:

                              1997                             1996
--------------------------------------------------------------------------------
                  As Reported       Pro forma      As Reported       Pro forma
--------------------------------------------------------------------------------
Net loss          $(1,116,825)     $(1,172,252)    $(4,621,666)     $(4,996,562)

Loss per share           (.21)            (.22)           (.98)           (1.06)
--------------------------------------------------------------------------------

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in 1997 and 1996: expected volatility of 105.10% and 86.78%, respectively, calculated by averaging the Company's volatility with the mean volatility of an appropriate peer group; risk-free interest rates ranging from 5.78% to 6.69% in 1997 and 5.86% in 1996; and expected lives of three to four years. The weighted-average fair value of options granted during 1997 and 1996 were $.92 and $2.98.

In 1997, the Company repriced certain options granted in prior years to employees. In accordance with SFAS No. 123, the Company computed pro forma compensation expense for the incremental value of the newly priced options over the value of the old options at the repricing date.

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

A summary of the status of the Company's incentive stock option plan as of December 31, 1997 and 1996, and changes for the year then ended on those dates is presented at the bottom of this page.

The following information applies to options outstanding at December 31:

                                                 1997             1996
---------------------------------------------------------------------------
Number outstanding                               233,373            144,906
Range of exercise prices                   $.50 to $1.81     $1.75 to $3.84
Weighted-avg. exercise price                         .93               3.62
Weighted-avg. remaining contractual life            7.41               8.41
---------------------------------------------------------------------------

Note I -  Related Party Transactions

During the year ended December 31, 1996, the Company paid $146,250 to a company owned by one of its directors for research and development and inventory. No such amounts were paid for the year ended December 31, 1997.

During the year ended December 31, 1996, the Company had sales of approximately $217,000 to a U.S. government customer via a contract held by Advanced Technology Systems, Inc. (ATS). No such sales were made for the year ended December 31, 1997. In

                                                                         1997                               1996
----------------------------------------------------------------------------------------------------------------
                                                                Weighted-Avg.                      Weighted-Avg.
                                                Shares         Exercise Price       Shares        Exercise Price
----------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year                149,906         $      3.62              --        $        --

Granted                                          83,467                1.37         149,906               3.62

Cancellation of options to be repriced         (133,976)               3.62              --                 --

Grant of repriced options                       133,976                 .56              --                 --

Exercised                                            --                  --              --                 --

Forfeited                                            --                  --              --                 --
----------------------------------------------------------------------------------------------------------------
Outstanding at year-end                         233,373         $       .93         149,906        $      3.62
----------------------------------------------------------------------------------------------------------------
Options exercisable at year-end                      --         $        --              --        $        --
----------------------------------------------------------------------------------------------------------------

                     Financial Review
n-vision             1997



addition, the Company was reimbursed $63,500 and $28,088 by ATS in 1997 and 1996, respectively, for administrative consulting services rendered by employees of the Company on behalf of ATS.

Note J - Employee Benefit Plan

The Company sponsors a 401(k) retirement plan (the Plan) that originated January 1, 1993, and which is a defined contribution plan covering all full-time employees of the Company who are at least 21 years of age and have three months of continuous, full-time employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Company made no contributions to the Plan during fiscal years 1997 and 1996.

Note K - Concentrations

Deposit Credit Risk

Financial instruments which subject the Company to concentrations of credit risk consist of demand-deposits placed with financial institutions. Funds in excess of the federal insurance limit for the years ended December 31, 1997 and 1996, totaled $776,805 and $2,322,839, respectively.

Suppliers

The Company currently buys 1" tubes, an important component of its products, from two suppliers. Although both suppliers have provided tubes to meet production requirements in the past, the Company had difficulty obtaining sufficient quantities in the fourth quarter, resulting in a delay in manufacturing and shipping products. Management believes no loss of sales attributable to the delay will be realized. The Company has subsequently found a third supplier to help alleviate such a risk in the future.

Customers

For the years ended December 31, 1997 and 1996, aggregate revenue derived from one and two customers amounted to approximately 25% and 31%, respectively, of the Company's total revenue. The Company had sales to customers outside the United States (primarily Europe) constituting $583,690 and $288,503 for the years ended December 31, 1997 and 1996, respectively.

Note L - Supplemental Cash Flows Information

Supplemental Cash Flow Information

The Company paid the following amounts for interest and income taxes during the year ended December 31:

                                1997                1996
----------------------------------------------------------
Interest                      $ 50,800           $ 372,614
----------------------------------------------------------
Income taxes                  $     --            $     --
----------------------------------------------------------

An income tax refund of $101,000 was received in 1996.

Supplemental Non-Cash Financing and Investing Activities

In 1997, $217,703 of inventory used for demonstration purposes was reclassified to property and equipment.

In 1996, a capital lease obligation of $65,000 was incurred by the Company for equipment.

Note M - New Accounting Standards
SFAS No. 130

The Financial Accounting Standards Board recently released SFAS No. 130, "Reporting Comprehensive Income," effective for fiscal years beginning after December 15, 1997. The Statement establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a complete set of general-purpose financial statements. The Statement requires all items that are required to be recognized under accounting standards as components of comprehensive income, be reported in a financial statement which is displayed with the same prominence as other financial statements. SFAS No. 130 requires no specific format for the financial statement, but requires an enterprise to display an amount representing total comprehensive income for the period in the financial statement. The Statement requires that an enterprise classify items of other comprehensive income by their nature in a financial statement, and display the accumulated balance of other comprehensive income separately from the retained earnings and additional paid-in capital in the equity section of a statement of financial position. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The Company will comply with disclosure requirements of SFAS No. 130 in fiscal year 1998.

SFAS No. 131

The Financial Accounting Standards Board recently issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," effective for periods beginning after December 15, 1997. The Statement establishes standards for the methods by which public business enterprises report information about operating segments in annual financial statements, and requires those enterprises to report information about operating segments in interim financial reports issued to shareholders. The Statement also establishes standards for related disclosures about products and services, geographic areas and major customers, and requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Operating segments are composed of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decisionmaker in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments. The Statement requires that a public business enterprise report a measure of segment profit or loss, certain specific revenue and expense items, and segment assets. Since the Company's management has no identified segments, no significant impact to its financial statements is expected in fiscal year 1998.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
n-Vision, Inc.

We have audited the accompanying balance sheets of n-Vision, Inc., as of December 31, 1997 and 1996, and the related statements of operations, stockholders' equity and cash flows for each of the two years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of n-Vision, Inc., as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the two years in the period then ended, in conformity with generally accepted accounting principles.

/s/ Grant Thornton, LLP
_______________________

Grant Thornton, LLP
Vienna, Virginia
February 24, 1998


EXECUTIVE OFFICERS:
Delmar J. Lewis
Chairman, Chief Executive Officer

Christopher J. Lewis
President, Chief Operating Officer, Director

Robert B. Hamilton
Executive Vice President, Chief Financial Officer, Secretary, Director

OTHER DIRECTORS:
Claude H. Rumsey, Jr.
Rear Admiral Ronald C. Wilgenbusch, USN (Retired)

GENERAL COUNSEL:
Patton Boggs, L.L.P.
2550 M Street N.W.
Washington, D.C. 20037-1350

INDEPENDENT AUDITORS:
Grant Thornton L.L.P.
2070 Chain Bridge Road
Suite 375
Vienna, VA 22182-2536

REGISTRAR AND TRANSFER AGENT:
American Stock Transfor & Trust
40 Wall Street
New York, NY 10005

COMMON STOCK & WARRANTS:
NASDAQ Small Cap Market System
Stock Symbol:   NVSN
Warrant Symbol: NVSNW

CORPORATE HEADQUARTERS:
n-Vision, Inc.
7680 Old Springhouse Road
Madison Building, First Floor
McLean, VA 22102

703.506.8808 voice
703.903.0455 fax

http://wwww.nvis.com
salesenvis.com

NOTICE OF ANNUAL MEETING
The annual meeting of stockholders will be held on May 8, 1998, at 10:00 am at The Ritz Carlton, 1700 Tysons, Boulevard, McLean,
Virginia 22102.

n-Vision and Datavisor are registered trademarks of n-Vision, Inc.

Graphic design: Beveridge Seay, Inc.