Form 10KSB40, Exhibit 13
period 1998-12-31
N-VISION INC
filed 1999-03-31
CIK 940518

                                                                      Exhibit 13

Report of Independent Certified Public Accountants

Board of Directors
n-Vision, Inc.


We have audited the accompanying balance sheets of n-Vision, Inc., as of December 31, 1998 and 1997, and the related statements of operations, stockholders' equity and cash flows for each of the two years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of n-Vision, Inc., as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the two years in the period then ended, in conformity with generally accepted accounting principles.

/s/ Grant Thornton LLP

Grant Thornton LLP
Vienna, Virginia
February 12, 1999

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Some statements in this Management's Discussion and Analysis contain forward-looking information that involve a number of risks and uncertainties, the possible realization of which could have material adverse effects on the Company's operating results. Factors that may cause future results to differ materially include: development of new products and rapid change in technology that may displace products sold by the Company; the highly competitive market in which the Company operates; the Company's dependence upon a limited number of suppliers for the availability of components used in products and the timing of their deliveries; fluctuations in the Company's quarterly results of operations and in the timing of orders from customers; and other risk factors listed from time to time in the Company's SEC filings, including, but not limited to, the Form SB-2 Registration Statement dated May 29, 1996, and any amendments thereto.

General

n-Vision, Inc. ("Company"), a Delaware Corporation, designs, develops, manufactures, and markets state-of-the-art 3D immersive displays for use in advanced visualization applications, products, and systems for a variety of commercial, industrial, and military applications. The Company's products and systems are marketed worldwide, but principally to customers in North America, Europe, and the Pacific Rim. The Company's customers include BMW, Boeing, Johns Hopkins University, Lockheed Martin, NASA, Olympus America, Raytheon, U.S. Air Force, U.S. Navy, Volvo, Wesson International, and a subsidiary of The Walt Disney Company, among others.

Since the completion of its initial public offering in May 1996, the Company's revenues have increased yearly from $1.1 million for the year ended 1996 to approximately $2.7 million in 1998. Despite revenue increases and decreases in the overall operational expenses, the Company continues to incur operating losses. Management believes the Company possesses sufficient liquid working capital to maintain operations in 1999. The primary challenges facing the Company in its attempt to generate consistent profits are:

 .    Dependence on a relatively small number of customers and the consequent need to generate larger orders.

 .    Need for expansion of customer base.

 .    Competitive pressure to offer lower-priced products while maintaining profitable margins and superior quality.

 .    Limitation on the Company's growth posed by a still-developing market for
     Virtual Reality (VR) applications.

At present, management remains committed to facing these and other challenges by expanding product lines to offer lower-priced products and solutions and penetrating new markets or attracting customers worldwide via its network of distributors. In addition, management is aware of the need for maintaining control of its operating costs. The Company's success in implementing its plans in order to generate profits cannot be assured. Therefore, management's plans in the future could include, but are not limited to, a merger or acquisition of the Company with a strategic partner, introduction of other new products or service lines complementary to its existing business, or other transactions aimed at maximizing shareholder value. At this time, management is not contemplating any particular transaction.

Financial Condition
Year Ended December 31, 1998 compared to December 31, 1997
For the year ended December 31, 1998, the Company reported cash and cash equivalents of $1,669,302, a 90% increase from the prior year in which the Company reported cash and cash equivalents of $876,805. This increase is the direct result of the sale of investments that consisted of debt securities, the proceeds being placed in a money market account. Accounts receivable decreased slightly over the year. Inventories increased by 15% to $974,099, due mainly to the purchase of parts for the Datavisor LCD and Datavisor NVG. Net Property Plant and Equipment decreased by 30% from $604,617 at December 31, 1997 to $420,049 at December 31, 1998. This decrease is the result of current year depreciation rates. Current liabilities remained flat over the year. Accounts payable increased 19%, due to the purchase of stock parts for the Datavisor LCD and Datavisor NVG during the fourth quarter of 1998. Accrued salaries and vacation decreased by 44%, due to the lower overall payroll. Deferred revenue and accrued warranty costs increased by 41% in 1998. This increase can be attributed to the increased output of units shipped during the year. The long-term portion of the unsecured note payable to ATS decreased by 33% during 1998 to $240,000. The outstanding balance of this loan now stands at $360,000 with interest due on principal outstanding of 8% per annum. Principal payments of $60,000 are payable twice each year in June and December. Annual maturities of this note for each of the next three years are $120,000 after which the note will be paid in full.

Results of Operations
Year Ended December 31, 1998 compared to December 31, 1997
For the year ended December 31, 1998, the Company reported revenue of $2,697,158, a 12% increase from the prior year in which the Company reported revenue of $2,399,579. The increase is attributed primarily to the $1.25 million order for the Viewport HMD from a subsidiary of The Walt Disney Company, which was delivered in the first half of 1998. Sales of other commercial products such as the Datavisor VGA, the Datavisor 80, and the Virtual Binoculars also contributed to the increase in revenue during 1998. With the exception of the Datavisor 80, these products typically offer customers a mid-range price/performance option compared to the Datavisor HiRes, which has historically been the Company's core product. Management believes the products should allow the Company to penetrate new markets and broaden its customer base accordingly, however there can be no assurances as to future market expansion. During 1998, the Company continued aggressively promoting its products in international markets by enlisting resellers such as Deneb Robotics, Nihon Binary, Solidray, Virtual Presence, and Virtual Reality Technologies.

The Company's gross margin on sales for the year ended December 31, 1998 was 46%, an increase from the 43% reported in 1997. At the current level of sales and production, annual gross margins appear to be stabilizing at approximately 45%.

For the year ended December 31, 1998, operating expenses decreased 21% to $1,778,787 from $2,254,178 in 1997. General and administrative expenses decreased significantly during the year and marketing expenses and product development costs decreased marginally. The decrease is attributable to a number of factors. During 1997, the Company experienced a substantial increase in one-time general and administrative costs due to the need to upgrade its infrastructure to support the anticipated growth of the Company. During the first half of 1998, the Company was able to decrease these costs, as the upgrades were substantially complete. Additionally, the upgrade in management information systems has enabled the Company to maintain or cut costs in other areas because of more effective cost management. The Company, however, can make no assurances that it can maintain or decrease costs in the future if the Company continues its growth. A third factor that contributed to the decrease in general and administrative costs were savings in salaries to the executive management of the Company. These savings were achieved through attrition and voluntary salary reductions and should continue to contribute to the performance of the Company through the remainder of 1999. The Company does not believe that operations will be substantially affected by these changes.

For the year ended December 31, 1998, marketing and sales expenses decreased 4% to $534,427 from $556,632 in the same period in 1997. The decrease is attributed to a number of factors including less advertising in industry trade journals, and attrition of sales staff. The decrease was also attributable to fewer new product launches during 1998 when compared to 1997. The Company unveiled the Datavisor LCD at the end of 1998. The Datavisor LCD is a product positioned at the "below $10,000" segment of the professional HMD market and could have appeal to a broader market than any of the Company's previous products. The advertising and promotion costs of this product could be substantial in the first half of 1999. The Company expects an increase in marketing and sales expenses in the coming year.

For the year ended December 31, 1998, the Company reported product development costs of $371,729, compared to $400,977 for the same period ended December 31, 1997. The decrease is attributed to the development of fewer new products in 1998 as compared to 1997. Products under development in 1998 included the Datavisor LCD and Datavisor NVG. The Company expects these products to make it better positioned to compete in the lower-end marketplace and in the military training sector.

Net non-operating income was $49,599 in 1998 versus $109,249 in 1997. At the end of 1998, the Company sold its investments that consisted of debt securities and placed the proceeds of $1,322,833 in an interest bearing money market account at 4.2% interest. The Company expects to have a positive net interest margin in 1999, however no assurances can be made that such results will be achieved (See note F to the Financial Statements for further information).

Net operating loss for 1998 was $482,335 as opposed to a loss of $1,116,825 in 1997, a decrease of over 57%. Loss per common share in 1998 was $0.18 compared to a loss per share of $0.42 in 1997.

Liquidity and Capital Resources
Working capital totaled $2,284,937 as of December 31, 1998, compared to a working capital balance of $2,683,434 as of December 31, 1997. The decrease in working capital is due primarily to the operating loss sustained during the year. The Company believes the current level of working capital should provide sufficient liquidity to fund operations through the end of 1999, including planned product development.

Longer-term cash requirements, other than normal operating expenses, are anticipated for the development of new products, financing of growth, and the possibility of acquisitions of related businesses or technologies. Additionally, the Company has 1,380,000 Class A warrants for $11.00 per share outstanding which may be exercised during a four-year period expiring May 29, 2001. The warrants are also subject to redemption at the Company's election if the Company's common stock price equals or exceeds $18.00 per share for 20 consecutive trading days within a period of 30 days. The Company, however, can make no assurances that investors will elect to exercise the warrants or that the required conversion price or redemption price can be reached since the current trading price has been approximately in the $0.25-$0.50 range. Until operations improve, and the Company obtains additional underwriting support to replace its prior underwriter, who is no longer in business, the Company's ability to generate proceeds from the conversion of the warrants may be adversely affected.

On November 9, 1998, the Company's shareholders approved a proposal to amend and restate the Company's Certificate of Incorporation to effect a one-for-two reverse stock split of the issued and outstanding shares of common stock of the Company. The amendment was effective at the close of business on November 12, 1998 and the trading of the shares on The Nasdaq SmallCap Market reflected the effect of the reverse split when trading opened on November 27, 1998.

As a result of the reverse split, the 5,303,049 shares of common stock outstanding were reduced to 2,651,523 shares. The number of shares held by each shareholder was reduced to an amount equal to 50% of the number owned prior to the effectiveness of the reverse split and fractional shares were cashed out. The number of shares subject to outstanding options and warrants was also reduced accordingly.

On December 11, 1998, the Company received notification from The Nasdaq Stock Market Inc. (Nasdaq) that Nasdaq had determined to delist the Company's common stock from The Nasdaq SmallCap Market effective as of the close of business on December 11, 1998, due to a failure to meet Nasdaq's quantitative continued listing requirements.

The Company's common stock began trading on the OTC Bulletin Board (OTCBB) effective December 14, 1998. The OTCBB is a regulated quotation service that displays real-time quotes, last sale prices, and trading volume in over-the-counter equity securities.

Income Taxes
The Company is organized as a C Corporation and pays income taxes based upon accrual based taxable income adjusted for differences in the timing of reporting certain expenses for tax and financial statement purposes. The Company's income taxes payable, if any, that may arise in the future may be offset by credits available for certain research and development expenditures incurred.

As of December 31, 1998, the Company had a net operating loss carryforward available to offset future taxable income generated through 2018 of approximately $3,800,000. The deferred tax asset associated with these tax benefits has been fully reserved in the Company's financial statements because of the uncertainty surrounding future profitability. In the event of a change in control of the Company, use of such a carryforward could be reduced.

Impact of Inflation and the Asian Financial Crisis
The Company believes that inflation has not had a material adverse effect on sales or costs. Additionally, the Company believes that the financial crisis in Asia will not have adverse affects on the operating results during 1999, however no assurances can be made as to the impact of such crisis. During 1998, less than 6% of the Company's revenue was derived from products sold to customers in Asia.

Year 2000 Issues
The Company is aware of the issues associated with the programming code in existing computer systems as the Year 2000 approaches. The "Year 2000 Problem" is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two-digit year value to 00. The issue is whether computer systems will properly recognize date sensitive information when the year changes to 2000. If this situation occurs, the potential exists for computer system failures or miscalculations by computer programs, which could disrupt operations.

The Company has conducted a review of its internal computer and other systems deemed to be date sensitive to assess its exposure to the Year 2000 Problem. The Company has already modified or replaced certain internal systems that are not Year 2000 compliant. Based upon the review, management believes that the Company's internal systems will be compliant by mid-1999. However, if modifications are not made or not completed within an adequate time frame, the Year 2000 Problem could have material adverse effect on the operations of the Company.

Additionally, the Company is communicating with its major vendors and suppliers to determine their state of readiness relative to the Year 2000 Problem and the Company's exposure to third party Year 2000 issues. However, there can be no guarantee that the systems of other companies on which the Company's business relies will be converted in a timely manner, or that representations made to the Company by third parties will be accurate. As a result, the failure of a major vendor or supplier to adequately address their Year 2000 Problem could have a material adverse effect on the operations of the Company.

The Company's Year 2000 conversion efforts have not been budgeted or tracked as separate projects, but have been occurring in conjunction with normal sustaining activities. All costs related to the Company's Year 2000 Problem are being expensed as incurred, while the cost of new hardware or software is being capitalized or amortized over its expected useful life. The costs associated with Year 2000 compliance have not been and are not anticipated to be material to the Company's financial condition or results of operations. Specifically, as of December 31, 1998, the Company has spent less than $50,000 and anticipates spending less than $25,000 thereafter. These costs and the estimated mid-1999 completion dates are based upon management's best estimates. However, there can be no guarantee that these estimates will be achieved and actual results could differ from these plans. The Company does not have a contingency plan relative to the Year 2000 Problem, although it intends to develop one before June 30, 1999. Such contingency plan may include readiness to switch to Year 2000 compliant vendors or stockpiling raw materials in the fourth quarter of 1999. However, at this time management has not contemplated any particular actions.

The Company's products make no internal calculations regarding dates. Therefore, the Company's products do not pose a Year 2000 compliance issue. Although the Company has no reason to conclude that any specific supplier represents a material risk, the most likely risk would entail production disruption due to inability of suppliers, some of whom represent the sole source of component parts for certain items, to deliver such critical parts. The Company is unable to quantify such a scenario, but it could potentially result in a material adverse effect on results of operations, liquidity or financial condition of the Company.

The preceding Year 2000 issue discussion contains various forward-looking statements, which represent the Company's belief or expectations regarding future events. When used in the Year 2000 discussion, the words "believes," "expects," "estimates" and similar expressions are intended to identify forward-looking statements. Forward-looking statements include, without limitation, the Company's expectations as to when it will complete the renovation and testing phases of its Year 2000 program as well as its Year 2000 contingency plans; its estimated cost of achieving Year 2000 readiness; and the Company's belief that its internal systems and products will be Year 2000 compliant in a timely manner. All forward-looking statements involve a number of risks and uncertainties that could cause the actual results to differ materially from the projected results. Factors that may cause these differences include, but are not limited to, the availability of qualified personnel and other information technology resources; the ability to identify and renovate all date sensitive lines of computer code or to replace embedded computer chips in affected systems and equipment; and the actions of government agencies or other third parties with respect to Year 2000 problems.

Seasonality
Based on its limited experience to date, the Company believes that its future operating results will not be subject to seasonal changes. Such effects, should they occur, might become apparent in the Company's operating results during a period of expansion. However, the Company can make no assurances that its business can be significantly expanded.

Balance Sheets

December 31,                                                                      1998            1997
-------------------------------------------------------------------------------------------------------
Current Assets
Cash and cash equivalents                                                 $  1,669,302    $    876,805
Investments                                                                         --       1,246,875
Accounts receivable
  Trade                                                                        236,054         252,270
  Other                                                                            400          15,335
Inventories                                                                    974,099         843,868
Prepaid expenses                                                                53,580          83,227
-------------------------------------------------------------------------------------------------------
Total Current Assets                                                         2,933,435       3,318,380
Property and Equipment, net                                                    420,049         604,617
Other Assets                                                                    13,801          27,193
-------------------------------------------------------------------------------------------------------
                                                                          $  3,367,285    $  3,950,190
Liabilities and Stockholders' Equity
-------------------------------------------------------------------------------------------------------
Current Liabilities
Current maturities of note payable to Advanced Technology Systems, Inc.   $    120,000    $    120,000
Current portion of capital lease obligation                                      2,225          24,599
Accounts payable                                                               359,561         302,484
Accrued salaries and vacation                                                   64,280         115,198
Deferred revenue and accrued warranty costs                                    102,432          72,665
-------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                      648,498         634,946

Long-Term Liabilities
Note payable - Advanced Technology Systems, Inc.                               240,000         360,000
Capital lease obligation - net of current portion                                   --           2,497

Stockholders' Equity
Common stock, $.01 par value; 12,500,000 shares
authorized; 2,651,523 and 2,646,837 shares issued
and outstanding at December 31, 1998 and 1997, respectively                     26,515          26,468
Paid-in capital                                                             10,473,679      10,468,476
Unrealized loss on available-for-sale investment                                    --          (3,125)
Accumulated deficit                                                         (8,021,407)     (7,539,072)
-------------------------------------------------------------------------------------------------------
Total Stockholders' Equity                                                   2,478,787       2,952,747
-------------------------------------------------------------------------------------------------------
                                                                          $  3,367,285    $  3,950,190
-------------------------------------------------------------------------------------------------------

Statements of Operations

Year ended December 31,                                                          1998           1997
----------------------------------------------------------------------------------------------------
Sales                                                                     $ 2,697,158    $ 2,399,579
Cost of Sales                                                               1,450,305      1,371,525
----------------------------------------------------------------------------------------------------
Gross Margin                                                                1,246,853      1,028,054
Operating Expenses
General and administrative                                                    872,631      1,296,569
Marketing and sales                                                           534,427        556,632
Product development                                                           371,729        400,977
----------------------------------------------------------------------------------------------------
Loss from Operations                                                         (531,934)    (1,226,124)
Non-operating Income (Expense)
Interest income                                                                87,721        160,099
Interest expense - note and lease obligations                                 (38,122)       (50,800)
----------------------------------------------------------------------------------------------------
Loss Before Income Taxes                                                     (482,335)    (1,116,825)
Provision for Income Taxes                                                         --             --
----------------------------------------------------------------------------------------------------
Net Loss                                                                  $  (482,335)   $(1,116,825)
----------------------------------------------------------------------------------------------------
Loss Per Common Share - basic and diluted                                 $     (0.18)   $     (0.42)
----------------------------------------------------------------------------------------------------
Shares Used in Calculation of Loss Per Common Share - basic and diluted     2,648,008      2,649,206
----------------------------------------------------------------------------------------------------

Statements of Stockholders' Equity

Years ended December 31, 1998 and 1997
-----------------------------------------------------------------------------------------------------------------------------------
                                         Common       Common Stock    Paid-in        Accumulated     Unrealized        Total
                                         Stock        Subscriptions   Capital        Deficit         Loss on
                                                      and Notes                                      Available-for-Sale
                                                      Receivable                                     Investment
-----------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1997                 $   26,657   $  (91,722)     $ 10,555,961   $ (6,422,247)   $       --        $  4,068,649

Proceeds on Common Stock
Subscriptions Receivable                         --           --             4,048             --            --               4,048

Cancellation of Shareholder Notes
Receivable in Exchange for Common Stock        (189)      91,722           (91,533)            --            --                  --

Unrealized Loss on
Available-for-Sale Investment                    --           --                --             --        (3,125)             (3,125)


Net Loss                                         --           --                --     (1,116,825)           --          (1,116,825)

-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                   26,468           --        10,468,476     (7,539,072)       (3,125)          2,952,747

Proceeds on Exercised Options to
Purchase Common Stock                            93           --             5,157             --            --               5,250

Reverse Stock Split on Exercised Options        (46)          --                46             --            --                  --


Unrealized Gain on
Available-for-Sale Investment                    --           --                --             --         3,125               3,125

Net Loss                                         --           --                --       (482,335)           --            (482,335)

-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998               $   26,515   $       --      $ 10,473,679   $ (8,021,407)   $       --        $  2,478,787
-----------------------------------------------------------------------------------------------------------------------------------

Statement of Cash Flows

Year ended December 31,                                                     1998           1997
-----------------------------------------------------------------------------------------------
Increase (Decrease) in Cash and Cash Equivalents
Cash Flows from Operating Activities
Net loss                                                             $  (482,335)   $(1,116,825)
-----------------------------------------------------------------------------------------------
Adjustments to reconcile net loss to net cash
used in operating activities
Depreciation and amortization                                            270,919        194,530
Loss on disposal of fixed assets                                           4,670         33,626
Changes in assets and liabilities
Decrease (increase) in accounts receivable                                31,151        (53,363)
Increase in inventories                                                 (197,839)       (90,956)
Decrease (increase) in prepaid expenses                                   29,647        (34,496)
Increase (decrease) in accounts payable                                   57,077         (3,672)
(Decrease) increase in accrued salaries and vacation                     (50,918)        33,248
Increase (decrease) in deferred revenue and accrued warranty costs        29,767        (71,449)
-----------------------------------------------------------------------------------------------
Total Adjustments                                                        174,474          7,468
-----------------------------------------------------------------------------------------------
Net Cash Used in Operating Activities                                   (307,861)    (1,109,357)
-----------------------------------------------------------------------------------------------

Cash Flows from Investing Activities
Purchase of property and equipment                                       (20,179)      (308,176)
Proceeds from sale of fixed assets                                        10,158          9,243
Sale of investments                                                    1,250,000             --
-----------------------------------------------------------------------------------------------
Net Cash Provided by (Used in) Investing Activities                    1,239,979       (298,933)
-----------------------------------------------------------------------------------------------

Cash Flows from Financing Activities
Net proceeds from issuance of common stock and warrants                    5,250          4,048
Payments to Advanced Technology Systems, Inc.                           (120,000)      (120,000)
Payments on capital lease obligations                                    (24,871)       (21,792)
-----------------------------------------------------------------------------------------------
Net Cash Used in Financing Activities                                   (139,621)      (137,744)
-----------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents                     792,497     (1,546,034)
Cash and Cash Equivalents at Beginning of Year                           876,805      2,422,839
-----------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                             $ 1,669,302    $   876,805
-----------------------------------------------------------------------------------------------

Notes to Financial Statements
December 31, 1998 and 1997

Note A - Summary of Significant Accounting Policies

Nature of Operations
n-Vision, Inc. (the Company), a Delaware corporation, was incorporated in 1994. The Company's operations are based from office and manufacturing facilities in McLean, Virginia. The Company designs, develops, manufactures and markets state-of-the-art, proprietary virtual reality (VR) products and systems for a variety of commercial, industrial and military applications.

Revenue Recognition
Revenue from the sale of VR products is recognized upon shipment. Related warranty costs are provided for at the time of sale.

Currently, the Company has non-exclusive distribution agreements with companies in the United Kingdom, Europe and Japan. The Company performs ongoing credit evaluations of its customers' financial condition and usually requires no collateral. The Company's typical sales terms with distributors permit certain distributors the right to return products for credit against future purchases in certain circumstances. As of December 31, 1998 and 1997, no reserve was recorded because distributors have sold substantially all products to end users who have no right of return.

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

Loss Per Share
In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," effective for periods ending after December 15, 1997. The Statement establishes standards for computing and presenting earnings (or loss) per share and applies to entities with publicly held common stock or potential common stock. The Statement simplifies the standards for computing earnings per share previously found in Accounting Principles Board Opinion No. 15, "Earnings Per Share," (EPS) and makes the standards comparable to international EPS standards. The Company has adopted the provisions of SFAS No. 128 as required.

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

The following schedule sets forth the computation of basic and diluted earnings per share for the years ended December 31:

                                                         1998              1997
--------------------------------------------------------------------------------
Numerator
Net loss                                          $  (482,335)      $(1,116,825)
--------------------------------------------------------------------------------
Denominator
Denominator for basic loss per
share - weighted-average
shares outstanding                                  2,648,008         2,649,206
--------------------------------------------------------------------------------
Effect of dilutive securities -
warrants and options                                       --                --
Denominator for diluted loss per
share - adjusted weighted-average
shares and assumed conversions                      2,648,008         2,649,206
--------------------------------------------------------------------------------
Basic and diluted loss per share                  $      (.18)      $      (.42)
--------------------------------------------------------------------------------

Earnings per common share are computed on the basis of the average number of shares outstanding during each year, retroactively adjusted to give effect to all stock splits and stock dividends.

Comprehensive Income
The Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," effective for fiscal years beginning after December 15, 1997. The Statement requires entities to include details of comprehensive income with the same prominence as other financial statements. For the years ended December 31, 1998 and 1997, the Company has not recognized other comprehensive income that management considers material to the financial statements.

Segment Reporting
The Financial Accounting Standards Board issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," effective for periods beginning after December 15, 1997. The Statement requires a public business enterprise to report a measure of segment profit or loss, certain specific revenue and expense items and segment assets. For the years ended December 31, 1998 and 1997, the Company operates in one segment; therefore, no additional disclosures under SFAS No. 131 are required.

Note B - Operations
Since the completion of its initial public offering in May 1996, the Company's revenue has increased annually to approximately $2.7 million in 1998. Despite revenue increases and decreases in the overall operational expenses, the Company continues to incur operating losses. Management believes the Company possesses sufficient liquid working capital to maintain operations in 1999. The primary challenges facing the Company in its attempt to generate consistent profits are:

 .    Dependence on a relatively small number of customers and the resultant need to generate larger orders from an expanded customer base.

 .    Competitive pressure to offer lower-priced products while maintaining profitable margins and superior quality.

 .    Limitation on the Company's growth posed by a still-developing market for
     Virtual Reality (VR) applications.

At present, management remains committed to facing these and other challenges by expanding product lines to offer lower-priced products and solutions and attracting new markets or customers worldwide via its network of distributors. In addition, management is aware of the need for maintaining control of its operating costs. The Company's success in implementing its plans to generate profits cannot be assured. Therefore, management's plans in the future could include, but are not limited to, a merger or acquisition of the Company with a strategic partner, introduction of other new products or service lines complementary to its existing business or other transactions aimed at maximizing shareholder value.

Note C - Inventories

Inventories consist of the following at December 31:

                                                          1998             1997
--------------------------------------------------------------------------------
Raw materials                                        $ 743,708        $ 625,423
Work in process                                         88,139          186,570
Finished goods                                         185,987           67,370
Reserve for inventory obsolescence                     (43,735)         (35,495)
--------------------------------------------------------------------------------
                                                     $ 974,099        $ 843,868
--------------------------------------------------------------------------------

During the fourth quarter of 1998, an adjustment of approximately $83,000 was made to reduce the carrying value of inventory. A portion of the total adjustment was associated with operations during the first three quarters of 1998.

Note D - Property and Equipment

Property and equipment consist of the following at December 31:

                                                         1998              1997
--------------------------------------------------------------------------------
Furniture                                           $  38,552         $  38,552
Computers and equipment                               495,027           499,322
Demonstration equipment                               264,702           214,504
Computer software                                     127,944           126,336
Leasehold improvements                                  9,659             5,649
--------------------------------------------------------------------------------
                                                      935,884           884,363
Less accumulated depreciation                        (515,835)         (279,746)
--------------------------------------------------------------------------------
                                                    $ 420,049         $ 604,617
--------------------------------------------------------------------------------

The net book value of property under capitalized leases at December 31, 1998 and 1997, was approximately $2,000 and $24,000, respectively.

Note E - Income Taxes

The provision for income taxes consists of the following for the year ended December 31:

                                                       1998                1997
--------------------------------------------------------------------------------
Current (benefit)                                 $      --           $      --
Deferred (benefit)                                 (435,050)           (434,000)
Valuation allowance                                 435,050             434,000
--------------------------------------------------------------------------------
                                                  $      --           $      --
--------------------------------------------------------------------------------

Following is a reconciliation of the statutory federal income tax rate to effective rates reflected in the statements of operations for the years ended December 31:

                                                        1998               1997
--------------------------------------------------------------------------------
Pretax loss                                      $  (482,335)       $(1,116,825)
--------------------------------------------------------------------------------
Tax (benefit) at statutory rate                  $  (163,994)       $  (379,721)
State income tax benefit,
net of federal expense                               (19,293)           (44,673)
Permanent differences                               (251,763)            (9,606)
Change in valuation allowance                        435,050            434,000
--------------------------------------------------------------------------------
Income tax benefit                               $        --        $        --
--------------------------------------------------------------------------------

Deferred tax assets are composed of the following at December 31:

                                                          1998             1997
--------------------------------------------------------------------------------
Inventory and receivable reserves                  $    26,120      $    22,988
Other differences                                       (3,192)          (4,788)
Accrued vacation and warranty expenses                  24,207           35,880
Depreciation                                           (17,248)          (6,178)
Deferred warranty revenue                               27,556           15,595
Net operating loss carryforward                      1,443,626        1,002,522
--------------------------------------------------------------------------------
                                                     1,501,069        1,066,019
Valuation allowance                                 (1,501,069)      (1,066,019)
--------------------------------------------------------------------------------
                                                   $        --      $        --
--------------------------------------------------------------------------------

The Company has a net operating loss carryforward as of December 31, 1998, of approximately $3,800,000 available to offset future tax income. In the event of a change in control of the Company, the use of all or a portion of the net operating loss may be limited. The net operating loss carryforward expires as follows:

Year of Expiration                                                      Amount
--------------------------------------------------------------------------------
2010                                                               $   900,000
2011                                                                 1,100,000
2012                                                                 1,200,000
2018                                                                   600,000
--------------------------------------------------------------------------------
                                                                   $ 3,800,000
--------------------------------------------------------------------------------

Note F - Long-term Obligations

Notes Payable - Advanced Technology Systems

The Company is obligated under a promissory note in the amount of $360,000 at December 31, 1998. The note payable is unsecured and is due to Advanced Technology Systems, Inc. (ATS), a Company principally owned and controlled by a stockholder and officer of the Company. The principal balance on this note arose from a line-of-credit arrangement with ATS, the borrowings on which amounted to $1,127,328 at December 31, 1995. The balance due on the line of credit was partially curtailed in June 1996, using the proceeds of the Company's initial public offering. Interest is due on principal outstanding at 8 percent per annum. Principal payments of $60,000 are payable twice each year in June and December and commenced on June 30, 1997. Annual maturities of this note for each of the next three years are $120,000 after which the note will be paid in full.

Capital Lease Obligation
The Company leases certain equipment under a capitalized lease. The lease commitment is for three years and expired in January 1999 when the Company made a final payment of approximately $2,300.

Note G - Commitments

Employment Agreements
The Company has an employment agreement originating in 1996 with one of its officers, the agreement which expires in 1999. The Company's commitment in 1999 under the agreement is $52,000.

Operating Leases
The Company is obligated under certain noncancelable operating leases for office and manufacturing space and equipment. The Company subleases a portion of its leased office space to ATS (see Note I) on a month-to-month basis, and to an unrelated party under a sublease which is co-terminus with the Company's lease. The following is a schedule of the approximate future minimum rental payments required under operating leases, and future minimum sublease rental income under subleases with terms of one year or more as of December 31, 1998:


Year ending December 31,                       Lease                  Sublease
                                               Commitment             Income
--------------------------------------------------------------------------------
1999                                           $ 150,478              $ (61,347)
2000                                              28,567                (10,274)
2001                                               1,701                     --
2002                                               1,701                     --
--------------------------------------------------------------------------------
                                               $ 182,447              $ (71,621)
--------------------------------------------------------------------------------

Total rent expense for the years ended December 31, 1998 and 1997, net of sublease rental income, was approximately $70,500 and $72,000, respectively.

Note H - Stockholders' Equity

Reverse Stock Split
During 1998, the shareholders approved a proposal to amend and restate the Company's Certificate of Incorporation to effect a one-for-two reverse stock split of the issued and outstanding shares of common stock of the Company. The amendment became effective on the close of business on November 12, 1998. The trading of the shares on The Nasdaq Small Cap Market reflected the effect of the reverse split when trading opened on November 27, 1998. The result of the reverse split was that the total number of common stock outstanding was halved. The number of shares held by each shareholder was reduced to an amount equal to 50 percent of the number owned before the effectiveness of the reverse split and fractional shares were cashed out. All references to shares outstanding, including the number of shares subject to outstanding options and warrants, have been retroactively restated to adjust for the split.

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

Accordingly, no compensation cost has been recognized for the plan. Had compensation cost for the plan been determined based on the fair value of the options at the grant dates consistent with the method of SFAS No. 123, the Company's net loss and loss per share would have been as follows:

                             1998                           1997
--------------------------------------------------------------------------------
                  As Reported    Pro forma      As Reported      Pro forma
--------------------------------------------------------------------------------
Net loss          $  (482,335)   $  (498,826)   $  (1,116,825)   $  (1,172,252)
Loss per share           (.18)          (.19)            (.42)            (.44)
--------------------------------------------------------------------------------

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in 1997: expected volatility of 105.10 percent calculated by averaging the Company's volatility with the mean volatility of an appropriate peer group; risk-free interest rates ranging from 5.78 percent to
6.69 percent in 1997; and expected lives of three to four years. The weighted-average fair value of options granted during 1997 was $2.74. The Company did not grant any options in 1998.

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

A summary of the status of the Company's incentive stock option plan as of December 31, 1998 and 1997, and changes for the year then ended on those dates follows on the next page.

Note I - Related Party Transactions
The Company was reimbursed approximately $6,000 and $63,500 by Advanced Technology Systems, Inc. (ATS), in 1998 and 1997, respectively, for rent and other administrative consulting services rendered by employees on behalf of ATS.

In addition, the Company paid ATS approximately $163,000 and $175,800 in 1998 and 1997, respectively. The significant portion of the amount paid to ATS was repayment on the note payable and the associated interest paid.

Note J - Employee Benefit Plan
The Company sponsors a 401(k) retirement plan (the Plan) that originated January 1, 1993, and which is a defined contribution plan covering all full-time employees of the Company who are at least 21 years of age and have three months of continuous, full-time employment with the Company. The Plan is subject to

                                                         1998                                1997
-------------------------------------------------------------             -----------------------
                                                 Weighted-Avg.                       Weighted-Avg.
                                     Shares    Exercise Price             Shares   Exercise Price
-------------------------------------------------------------------------------------------------
Outstanding at beginning of year     116,687            $1.87             74,953           $1.38
Granted                                   --               --             41,734            2.74
Exercised                             (4,688)            1.38                 --              --
Forfeited                                 --               --                 --              --
Outstanding at year-end              111,999            $1.87            116,687           $1.87
-------------------------------------------------------------------------------------------------
Options exercisable at year-end       91,132            $1.69             85,386           $1.55
-------------------------------------------------------------------------------------------------

the provisions of the Employee Retirement Income Security Act of 1974. The Company made no contributions to the Plan during fiscal years 1998 and 1997.

Note K - Concentrations

Deposit Credit Risk
Financial instruments which subject the Company to concentrations of credit risk consist of demand-deposits placed with financial institutions. Funds in excess of the federal insurance limit for the years ended December 31, 1998 and 1997, totaled $340,302 and $776,805, respectively.

Customers
For the years ended December 31, 1998 and 1997, aggregate revenue derived from one customer amounted to approximately 49 percent and 25 percent, respectively, of the Company's total revenue. The Company had sales to customers outside the United States (primarily Europe) constituting $569,379 and $583,690 for the years ended December 31, 1998 and 1997, respectively.

Note L - Supplemental Cash Flows Information

Supplemental Cash Flow Information
The Company paid the following amounts for interest and income taxes during the year ended December 31:

                                                       1998              1997
--------------------------------------------------------------------------------
Interest                                            $38,122           $50,800
--------------------------------------------------------------------------------
Income taxes                                        $    --           $    --
--------------------------------------------------------------------------------

Supplemental Non-Cash Financing and Investing Activities
The amount of inventory used for demonstration purposes and reclassified to property and equipment amounted to $67,608 and $217,703 for the years ended December 31, 1998 and 1997, respectively.

--------------------------------------------------------------------------------

Executive Officers:
Delmar J. Lewis
Chairman of the Board,
Chief Executive Officer

Christopher J. Lewis
President, Chief Operating Officer,
Secretary, Director

Other Directors:
Claude H. Rumsey, Jr.
Rear Admiral Ronald C. Wilgenbusch, USN (Retired)

General Counsel:
Patton Boggs, LLP
2550 M Street NW
Washington, DC 20037-1350

Independent Auditors:
Grant Thornton LLP
2070 Chain Bridge Road
Suite 375
Vienna, VA 22182-2536

Registrar and Transfer Agent:
American Stock Transfer & Trust
40 Wall Street
New York, NY 10005

Common Stock & Warrants:
OTC Bulletin Board
Stock Symbol:   NVSN
Warrant Symbol: NVSNW

Corporate Headquarters:
n.vision, inc.
7680 Old Springhouse Road
Madison Building, First Floor
McLean, VA 22102

703.506.8808 voice
703.903.0455 fax

http://www.nvis.com
info@nvis.com

Notice of Annual Meeting
The annual meeting of stockholders will be held on May 7, 1999, at 10:00 am at n.vision's offices, 7680 Old Springhouse Road, McLean, Virginia, 22102.

n-Vision and Datavisor are registered trademarks of n.vision, inc.

[LOGO OF N-VISION, INC. APPEARS HERE]

n-vision, inc.
7680 Old Springhouse Road
Madison Building, First Floor
McLean, VA 22102

703.506.8808  voice
703.903.0455  fax

http://www.nvis.com
info@nvis.com